

PROSPECTUS SUPPLEMENT
(To prospectus dated May 29, 1998)

$300,000,000

Nationwide® Financial

Nationwide Financial Services, Inc.

5.90% Senior Notes due 2012

The notes will bear interest at the rate of 5.90% per year. Interest on the notes is payable on January 1 and July 1 of each year, commencing on January 1, 2003. The notes will mature on July 1, 2012. We may redeem some or all of the notes at any time or from time to time at a redemption price calculated as described in this prospectus supplement under "Description of the Notes—Optional Redemption."

The notes will be senior obligations of our company and will rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. We do not intend to apply for listing of the notes on a national securities exchange.

Investing in the notes involves risks that are described in the "Risk Factors" section beginning on page S-19 of this prospectus supplement.

	Per Note	Total
Public offering price (1)	99.328%	$297,984,000
Underwriting discount	.65%	$1,950,000
Proceeds, before expenses, to Nationwide Financial	98.678%	$296,034,000

(1) Plus accrued interest from June 24, 2002, if settlement occurs after that date

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about June 24, 2002.

Banc One Capital Markets, Inc. **Merrill Lynch & Co.**

ABN AMRO Incorporated

A.G. Edwards & Sons, Inc.

Salomon Smith Barney

The date of this prospectus supplement is June 19, 2002.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement. Our business, financial condition, results of operation and prospects may have changed since that date. You may obtain the information incorporated by reference into this prospectus supplement and the accompanying prospectus without charge by following the instructions under "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

SUMMARY

The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus supplement, the terms "NFS," "we," "our," and "us" refer to Nationwide Financial Services, Inc. and its consolidated subsidiaries, unless otherwise specified.

Nationwide Financial Services, Inc.

Overview

We were formed in November 1996 as a holding company for Nationwide Life Insurance Company, or NLIC, and other companies that comprise the domestic life insurance and retirement savings operations of the Nationwide group of companies, or Nationwide. We are incorporated in the State of Delaware and maintain our principal executive offices in Columbus, Ohio.

We are a leading provider of long-term savings and retirement products in the United States. We sell a diverse range of products including individual annuities, private and public sector pension plans and other investment products to institutions, and life insurance. We market our products through a broad distribution network, including independent broker/dealers, retail national and regional firms, financial institutions, pension plan administrators, life insurance specialists, Nationwide agents, Nationwide Retirement Solutions, and The 401(k) Company. We believe our unique combination of product innovation and strong distributor relationships position us to compete effectively in the rapidly growing retirement savings market under various economic conditions.

All of our Class B common stock, par value $0.01 per share, is owned by Nationwide Corporation, a majority owned subsidiary of Nationwide Mutual Insurance Company, or Nationwide Mutual. The Class A common stock and the Class B common stock make up all of our outstanding common stock. As of March 31, 2002, the Class B common stock represents approximately 81.3% of the total number of shares of the common stock, and 97.7% of the combined voting power of all of our shareholders.

Our mailing address is One Nationwide Plaza, Columbus, Ohio 43215 and our telephone number is (614) 249-7111.

Acquisition of Provident Mutual Life Insurance Company

We are currently involved in a sponsored demutualization transaction with Provident Mutual Life Insurance Company, which we refer to as Provident. On August 7, 2001, we entered into a definitive agreement to acquire Provident in a sponsored demutualization. Eligible members of Provident are to receive consideration for their membership interests equal in value to $1.527 billion, subject to adjustment, as contemplated by the merger agreement. The transaction is expected to close in the third quarter of 2002. The proposed transaction will result in Provident converting to a stock company, and merging with a wholly owned subsidiary of ours. Because Provident is currently organized as a mutual insurance company, the transaction involves two steps: (1) Provident will be converted into a stock insurance company in a process known as a demutualization; and (2) Eagle Acquisition Corporation, a wholly owned subsidiary of ours formed solely for the purpose of the transaction, will merge with and into Provident, with Provident surviving as our wholly owned subsidiary. In the demutualization, the ownership interest of Provident's members in Provident will be extinguished. As consideration for their ownership interest, most Provident eligible members will be allocated and issued shares of common stock of Provident, reorganized as a stock insurer, in accordance with a formula approved by the Pennsylvania Department of Insurance. Certain eligible members who are not eligible to have Provident shares issued to them will instead receive cash or policy credits in the demutualization.

Immediately after the demutualization, the merger between Provident and Eagle Acquisition Corporation will occur and the shares of Provident common stock issued to its eligible members will be surrendered by the conversion agent and converted into our Class A common stock, cash or policy credits. Provident's eligible members will have the opportunity to elect the form of consideration they wish to receive in the Provident merger, subject to specified limitations on the aggregate amount of cash to be paid.

We expect to issue between 23.5 million and 31.1 million shares of Class A common shares in connection with the proposed Provident merger. For example, assuming 75% of Provident's eligible members receive share consideration, and the price of our Class A common stock during the pricing period for determining share consideration is $43.37 per share, the number of new shares of Class A common stock issued to Provident's eligible members would be 26.4 million. As a result of its ownership of all of our outstanding Class B common stock, Nationwide Corporation currently owns 81.3% of our outstanding common stock, representing 97.7% of our voting power. Nationwide Corporation is controlled by Nationwide Mutual. After giving effect to the Gartmore exchange transactions described below and the expected issuance of approximately 26.4 million shares of Class A common stock in connection with the proposed Provident merger, it is expected that Nationwide Corporation's ownership interest will decrease to approximately 65.6% of our outstanding common stock and 95.0% of the voting power of our common stock.

The transaction is subject to certain closing conditions, including appropriate regulatory approvals of the demutualization and approval of our shareholders and the policyholders of Provident. We have made all necessary filings, but have not yet received all the necessary approvals. On May 23, 2002, the Pennsylvania Insurance Commissioner held a public informational hearing with respect to Provident's plan of conversion and the Provident merger. The Pennsylvania Insurance Commissioner may issue an order approving the plan of conversion and related transactions at any time after the public hearing record is closed. After the Pennsylvania Insurance Commissioner's order is issued, Provident will mail a joint proxy statement/prospectus to eligible members and hold a special meeting of members to seek approval of the Provident plan of conversion and related transactions. We will also mail the joint proxy statement/prospectus to our shareholders and hold a special meeting of shareholders to seek approval of the issuance of shares of our Class A common stock in the Provident merger. Approvals from the Delaware Insurance Commissioner for the change of control of Provident and from the Department of Labor with respect to certain transactions by Provident under the Employee Retirement Security Act of 1974 are also pending. We are working to obtain the required regulatory and other approvals and consents and currently believe that they can be obtained by the third quarter of 2002. We can give no assurance, however, as to when or whether these approvals and consents will be obtained and the terms and conditions that may be imposed.

Recent Developments

On May 22, 2002, we announced that we entered into a definitive agreement with Nationwide Corporation to exchange all of the shares of common stock of Gartmore Global Investments, Inc., a majority owned subsidiary, that we hold for our shares of Class B common stock held by Nationwide Corporation. Gartmore Global Investments, Inc. comprises our asset management operations. The transaction, which values Gartmore Global Investments, Inc. at $375.0 million, is intended to qualify as a tax-free exchange. As part of the definitive agreement, we also agreed with Nationwide Corporation to exchange all of the shares of common stock of Nationwide Securities, Inc., an indirect wholly owned subsidiary, for shares of our Class B common stock held by Nationwide Corporation. The Nationwide Securities, Inc. transaction will be executed at net book value; which is currently estimated at $9.6 million and also is intended to qualify as a tax-free exchange. Upon consummation of these transactions, we will no longer be engaged in asset management operations. In accordance with the terms of our Restated Certificate of Incorporation, the shares of Class B common stock returned to us by Nationwide Corporation will automatically be converted to shares of Class A common stock. As a result of these transactions, without taking into account the transaction with Provident, as described above, we expect that Nationwide Corporation's ownership interest in us will decrease to approximately 79.9% of the total number of outstanding shares of common stock and 97.6% of the combined voting power of all our shareholders. We refer to these transactions in this prospectus supplement as the Gartmore exchange transactions. We currently expect the Gartmore exchange transactions to close by the end of June 2002.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA OF
NATIONWIDE FINANCIAL SERVICES, INC.

The following table sets forth certain consolidated financial information about us for the periods presented. The financial information below for each of the years in the five-year period ended December 31, 2001 and as of each of the years then ended, has been derived from our audited financial statements. The selected historical consolidated financial data should be read in conjunction with the financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations of NFS," which are included in our Annual Reports on Form 10-K previously filed with the Securities and Exchange Commission, which we refer to as the SEC. The financial information below for the three months ended and as of March 31, 2002 and 2001 has been derived from the unaudited consolidated financial statements which are included in our Quarterly Reports on Form 10-Q previously filed with the SEC. We believe that such unaudited financial data fairly reflects the consolidated results of operations and the consolidated financial condition of us for such periods. The audited and unaudited income statement information has been restated to reflect the Gartmore Global Investments, Inc. and Nationwide Securities, Inc. businesses as discontinued operations as a result of the Gartmore exchange transactions announced on May 22, 2002. The results of past accounting periods are not necessarily indicative of the results to be expected for any future accounting period. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

	As of or for the three months ended March 31,		As of or for the year ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)						
			(in millions, except per share amounts)				
Results of operations[1,3]							
Policy charges	$256.9	$267.9	$1,019.1	$1,092.2	$ 895.6	$ 698.9	$ 545.2
Life insurance premiums	60.7	63.9	251.1	240.0	220.8	200.0	205.4
Net investment income	443.6	425.5	1,736.8	1,661.9	1,525.6	1,485.3	1,412.9
Realized gains (losses) on investments, hedging instruments and hedged items:							
Unrelated parties	(4.7)	(4.0)	(57.5)	(24.9)	(11.0)	17.9	(3.3)
Related party	—	—	44.4	—	—	—	14.4
Other	23.8	19.7	76.6	81.7	63.7	35.7	18.2
Total revenues	780.3	773.0	3,070.5	3,050.9	2,694.7	2,437.8	2,192.8
Interest credited and other benefits	382.0	377.7	1,570.3	1,470.0	1,349.2	1,284.4	1,235.4
Interest expense on debt and trust securities	16.7	14.1	54.9	48.5	47.2	35.1	26.1
Other operating expenses	242.1	227.7	877.1	910.0	745.7	625.6	535.9
Total benefits and expenses	640.8	619.5	2,502.3	2,428.5	2,142.1	1,945.1	1,797.4
Income from continuing operations before federal income tax expense and cumulative effect of adoption of accounting principles	139.5	153.5	568.2	622.4	552.6	492.7	395.4
Federal income tax expense	35.8	40.6	143.9	187.3	183.0	168.2	137.8
Income from continuing operations before cumulative effect of adoption of accounting principles	$103.7	$112.9	$ 424.3	$ 435.1	$ 369.6	$ 324.5	$ 257.6
Net income	$105.9	$107.7	$ 412.8	$ 434.9	$ 381.3	$ 332.4	$ 265.2
Income from continuing operations before cumulative effect of adoption of accounting principles per common share:							
Basic	$ 0.80	$ 0.88	$ 3.29	$ 3.38	$ 2.88	$ 2.53	$ 2.08
Diluted	$ 0.80	$ 0.87	$ 3.28	$ 3.38	$ 2.88	$ 2.52	$ 2.08
Net income per common share:							
Basic	$ 0.82	$ 0.84	$ 3.20	$ 3.38	$ 2.96	$ 2.58	$ 2.14
Diluted	$ 0.82	$ 0.83	$ 3.20	$ 3.38	$ 2.96	$ 2.58	$ 2.14

	As of or for the three months ended March 31,		As of or for the year ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)						
	(in millions, except per share amounts)						
Weighted average common shares outstanding:							
Basic	$ 128.9	$ 128.9	$ 128.9	$ 128.7	$ 128.5	$ 128.5	$ 124.0
Diluted	129.2	129.1	129.2	128.9	128.6	128.6	124.1
Cash dividends declared	$ 0.12	$ 0.12	$ 0.48	$ 0.46	$ 0.38	$ 0.30	$ 0.18
Reconciliation of net income to net operating income[1,3]							
Net Income	$ 105.9	$ 107.7	$ 412.8	$ 434.9	$ 381.3	$ 332.4	$ 265.2
Realized (gains) losses on investments, hedging instruments and hedged items, net of tax	3.1	2.6	9.7	16.1	7.0	(11.7)	(7.9)
(Income) loss from discontinued operations, net of tax	(2.2)	0.4	4.4	0.2	(11.7)	(7.9)	(7.6)
Cumulative effect of adoption of accounting principles, net of tax	—	4.8	7.1	—	—	—	—
Net operating income	106.8	115.5	434.0	451.2	376.6	312.8	249.7
Pro forma adjustments[1]	—	—	—	—	—	—	(2.9)
Pro forma net operating income	$ 106.8	$ 115.5	$ 434.0	$ 451.2	$ 376.6	$ 312.8	$ 246.8
Net operating return on average realized equity[2]	13.0%	15.8%	13.6%	16.7%	16.1%	15.4%	14.1%
Balance sheet data							
Total invested assets	$28,386.3	$24,286.9	$27,814.4	$23,359.2	$22,587.9	$20,940.5	$19,673.2
Deferred policy acquisition costs	3,337.4	2,914.2	3,213.7	2,872.7	2,555.8	2,022.3	1,665.4
Separate account assets	60,164.3	58,733.5	59,646.7	65,968.8	67,155.3	50,935.8	37,724.4
Other assets	1,357.4	1,099.3	1,286.1	977.9	755.0	772.6	829.9
Total assets	$93,245.4	$87,033.9	$91,960.9	$93,178.6	$93,054.0	$74,671.2	$59,892.9
Policy reserves	$26,435.2	$22,666.8	$25,491.6	$22,243.3	$21,868.3	$19,772.2	$18,702.8
Separate account liabilities	60,164.3	58,733.5	59,646.7	65,968.8	67,155.3	50,935.8	37,724.4
Other liabilities	2,283.1	1,838.4	2,482.3	1,370.6	944.9	917.3	943.1
Long-term debt	597.1	298.4	597.0	298.4	298.4	298.4	298.4
Total liabilities	89,479.7	83,537.1	88,217.6	89,881.1	90,266.9	71,923.7	57,668.7
NFS-obligated mandatorily redeemable capital and preferred securities of subsidiary trusts	300.0	300.0	300.0	300.0	300.0	300.0	100.0
Shareholders' equity	3,465.7	3,196.8	3,443.3	2,997.5	2,487.1	2,447.5	2,124.2
Total liabilities and shareholders' equity	$93,245.4	$87,033.9	$91,960.9	$93,178.6	$93,054.0	$74,671.2	$59,892.9
Book value per common share	$ 26.89	$ 24.82	$ 26.71	$ 23.29	$ 19.35	$ 19.04	$ 16.53

	As of or for the three months ended March 31,		As of or for the year ended December 31,				
	2002	2001	2001	2000	1999	1998	1997
	(unaudited)		(in millions, except per share amounts)				
Customer funds managed and administered[3]							
Continuing operations:							
Individual Annuity	$ 43,086.7	$ 40,006.9	$ 42,186.7	$ 43,694.9	$ 44,023.7	$35,315.2	$28,156.4
Institutional Products	51,085.5	47,948.4	50,417.3	47,154.0	48,321.7	38,582.0	25,812.4
Life Insurance	8,520.7	7,354.3	8,099.2	7,225.5	5,913.8	4,613.4	3,487.0
Total continuing operations	102,692.9	95,309.6	100,703.2	98,074.4	98,259.2	78,510.6	57,455.8
Discontinued operations:							
Asset Management, gross	25,783.4	24,169.0	24,347.5	22,953.4	22,866.7	19,825.5	7,840.0
Less intercompany eliminations	(12,368.8)	(10,628.6)	(11,911.8)	(10,031.7)	(9,978.5)	(8,154.7)	(5,285.0)
Asset Management, net	13,414.6	13,540.4	12,435.7	12,921.7	12,888.2	11,670.8	2,555.0
	$116,107.5	$108,850.0	$113,138.9	$110,996.1	$111,147.4	$90,181.4	$60,010.8
Operating income (loss) before federal income taxes by business segment[1,3]							
Individual Annuity	$ 53.3	$ 60.5	$ 227.2	$ 276.3	$ 254.4	$ 230.2	$ 186.9
Institutional Products	58.5	54.3	209.4	224.6	201.5	164.8	126.2
Life Insurance	40.7	52.1	189.7	161.1	122.7	88.8	66.7
Corporate	(8.2)	(9.4)	(43.1)	(14.7)	(15.0)	(9.0)	4.5
	$ 144.3	$ 157.5	$ 583.2	$ 647.3	$ 563.6	$ 474.8	$ 384.3
Sales by business segment[3]							
Individual Annuity	$ 1,759.1	$ 1,643.0	$ 7,625.6	$ 7,338.7	$ 6,392.3	$ 6,140.2	$ 5,636.1
Institutional Products	2,102.7	1,962.4	6,985.7	7,392.2	6,645.6	5,461.8	3,981.9
Life Insurance	501.0	577.2	1,540.6	1,530.2	1,095.9	653.2	468.7

---

[1] Comparisons between 2001, 2000, 1999 and 1998 results of operations and those of 1997 are affected by our initial public offering in March 1997 and companion offerings of senior notes and capital securities as well as the payment of $900.0 million of dividends prior to the initial public offering.

[2] Based on pro forma net operating income and excluding accumulated other comprehensive income.

[3] As a result of the Gartmore exchange transactions, the results of our asset management business have been reported as discontinued operations with all historical information restated on a comparable basis. Structured products transactions previously reported in the asset management segment have been reclassified to the institutional products segment.

We analyze our operating performance using a non-GAAP measure which we refer to as net operating income. We calculate net operating income by adjusting our net income to exclude net realized gains and losses on investments, hedging instruments and hedged items (except for net realized gains and losses related to securitizations), discontinued operations and the cumulative effect of adoption of accounting principles, all net of tax. Net operating income or similar measures are commonly used in the insurance industry as a measure of ongoing earnings performance.

The excluded items are important to an understanding of our overall results of operations. Net operating income should not be viewed as a substitute for net income determined in accordance with GAAP, and you should note that our definition of net operating income may differ from that used by other companies. However, we believe that the presentation of net operating income as measured by us for management purposes enhances the understanding of our results of operations by highlighting the results from ongoing operations and the underlying profitability factors of our business. We exclude non-securitization related net realized gains and losses on investments, hedging instruments and hedged items, net of tax, from net operating income because such items are often the result of a single non-recurring event, which may or may not be at our discretion. Including the fluctuating effects of these transactions could distort trends in the underlying profitability of our business. We include securitization related net realized gains and losses in net operating income because we believe such activities are part of our core activities and expect securitization income to be a recurring component of earnings in the future. We also exclude the cumulative effect of adoption of accounting principles and discontinued operations, net of tax, from net operating income as such adjustments are not reflective of the underlying operations of our business.

We also regularly monitor and report a non-GAAP measure which we refer to as sales. Sales or similar measures are commonly used in the insurance industry as a measure of business generated in the period.

Sales should not be viewed as a substitute for revenues determined in accordance with GAAP, and you should note that our definition of sales might differ from that used by other companies. Sales generate customer funds managed and administered, which ultimately drive revenues. Sales are comprised of statutory premiums or deposits on individual and group annuities and life insurance products sold to a diverse customer base. Statutory premiums and deposits are calculated in accordance with accounting practices prescribed or permitted by regulatory authorities and then adjusted to arrive at sales. Sales also include deposits on administration-only group pension plans.

Sales are stated net of internal replacements, which in our opinion provides a more meaningful disclosure of sales. In addition, sales exclude: funding agreements issued to secure notes issued under our medium-term note program; large case bank-owned life insurance (BOLI); large case pension plan acquisitions; and deposits into Nationwide employee and agent benefit plans. Although these products contribute to asset and earnings growth, they do not produce steady production flow that lends itself to meaningful comparisons and are therefore excluded from sales.

We believe that the presentation of sales as measured by us for management purposes enhances the understanding of our business and helps depict trends that may not be apparent in the results of operations due to differences between the timing of sales and revenue recognition.

**SELECTED PRO FORMA CONSOLIDATED FINANCIAL DATA OF NATIONWIDE
FINANCIAL SERVICES, INC.**

The following table shows certain financial information after giving effect to our offering of $300 million of 6.25% senior notes on November 19, 2001, the Gartmore exchange transactions and the sponsored demutualization of Provident as though they had occurred on an earlier date (which we refer to as "pro forma" information). In the sponsored demutualization, Provident's eligible members will receive either shares of our Class A common stock, cash or policy credits. The financial information is provided as of and for the three months ended March 31, 2002 and for the year ended December 31, 2001. In presenting the pro forma balance sheet information, we assumed that the Gartmore exchange transactions and the sponsored demutualization had occurred on March 31, 2002. In presenting the pro forma income statement information, we assumed that the Gartmore exchange transactions and the sponsored demutualization occurred as of the beginning of each period presented. Additionally, for the year ended December 31, 2001 pro forma income statement information, we assumed the $300 million senior note offering had occurred on January 1, 2001. The pro forma information gives effect to the Provident merger under the purchase method of accounting in accordance with GAAP using current estimates, which will vary from final amounts.

The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had the Provident merger, the Gartmore exchange transactions and the November 19, 2001 $300 million senior note offering occurred at the beginning of each period presented or any other date.

The Provident consolidated financial information below for the year ended December 31, 2001 has been derived from the audited financial statements of Provident. The Provident consolidated financial information below as of and for the three months ended March 31, 2002 has been derived from the unaudited consolidated financial statements of Provident. The unaudited consolidated financial statements as of and for the three months ended March 31, 2002 have been prepared on the same basis as Provident's audited financial statements and include all adjustments, consisting only of normal recurring adjustments, and in the opinion of Provident's management, present fairly the consolidated financial statements for such periods in conformity with GAAP.

The information in the following table is based on, and should be read together with, the historical financial information set forth in this prospectus supplement and our prior SEC filings which we have incorporated into this document by reference.

Unaudited Pro Forma Balance Sheet

	As of March 31, 2002				
		Pro Forma Adjustments			
	NFS Consolidated	Provident Consolidated	Gartmore Exchange Transactions[1]	Provident Merger	Pro Forma
	(in millions, except per share amounts)				
Assets					
Investments:					
Securities available-for-sale, at fair value:					
Fixed maturity securities	$19,312.5	$3,075.1	$ —	$ —	$ 22,387.6
Equity securities	152.6	22.2	(40.3)	—	134.5
Mortgage loans	7,222.2	538.7	—	22.5 [2]	7,783.4
Real estate, net	167.8	24.9	—	2.8 [2]	195.5
Policy loans	600.7	361.4	—	—	962.1
Other long-term investments	118.4	71.3	—	—	189.7
Short-term investments	812.1	33.9	(11.9)	—	834.1
Total investments	28,386.3	4,127.5	(52.2)	25.3	32,486.9
Cash	61.9	—	(48.6)	(286.4)[2]	(115.0)
				(15.0)[2]	
				(56.0)[3]	
				229.1 [6]	
Accrued investment income	321.8	75.3	—	—	397.1
Deferred policy acquisition costs	3,337.4	957.9	—	(957.9)[4]	3,337.4
Value of business acquired (VOBA)	—	—	—	847.5 [5]	847.5
Goodwill	133.1	—	(23.9)	294.0 [5]	403.2
Other assets	840.6	295.4	(47.9)	76.9 [5]	1,165.0
Assets held in separate accounts	60,164.3	3,733.8	—	—	63,898.1
Total assets	$93,245.4	$9,189.9	$(172.6)	$ 157.5	$102,420.2
Liabilities and Shareholders' Equity					
Future policy benefits and claims	$26,435.2	$4,039.7	$ —	$ 95.5 [2]	$ 30,502.6
				(67.8)[4]	
Short-term debt	279.9	—	—	—	279.9
Long-term debt	597.1	—	—	229.1 [6]	826.2
Other liabilities	2,003.2	229.0	(36.9)	(3.8)[2]	2,137.9
				(56.0)[3]	
				2.4 [7]	
Liabilities related to separate accounts	60,164.3	3,733.8	—	—	63,898.1
	89,479.7	8,002.5	(36.9)	199.4	97,644.7
NFS-obligated mandatorily redeemable capital and preferred securities of subsidiary trusts holding solely junior subordinated debentures of NFS	300.0	—	—	—	300.0
Shareholders' equity:					
Preferred stock	—	—	—	—	—
Class A common stock	0.2	—	0.1	0.3 [2]	0.6
Class B common stock	1.0	—	(0.1)	—	0.9
Additional paid-in capital	647.4	—	91.7	1,145.2 [2]	1,884.3
Retained earnings	2,690.0	—	—	—	2,690.0
Accumulated surplus	—	1,212.8	—	(1,212.8)[2]	—
Accumulated other comprehensive income (loss)	132.0	(25.4)	—	25.4 [2]	132.0
Treasury stock	(0.2)	—	(227.4)	—	(227.6)
Other	(4.7)	—	—	—	(4.7)
Total shareholders' equity	3,465.7	1,187.4	(135.7)	(41.9)	4,475.5
Total liabilities and shareholders' equity	$93,245.4	$9,189.9	$(172.6)	$ 157.5	$102,420.2
Book value per common share	$ 26.89	—	—	—	$ 30.47

Unaudited Pro Forma Statement of Income

	NFS Consolidated	Gartmore Exchange Transactions[1]	Restated for Gartmore Exchange Transactions	Provident Consolidated	Gartmore Exchange Transactions[1]	Provident Merger	Pro Forma
					Pro Forma Adjustments		
	(in millions, except per share amounts)						
Revenues							
Policy charges	$256.9	$ —	$256.9	$ 44.5	$ —	$ (3.1)[8]	$298.3
Life insurance premiums	60.7	—	60.7	37.3	—	—	98.0
Net investment income	443.8	(0.2)	443.6	72.5	—	(2.9)[9]	513.2
Net realized losses on investments, hedging instruments and hedged items	(4.3)	(0.4)	(4.7)	(9.8)	—	—	(14.5)
Other	55.5	(31.7)	23.8	11.6	—	—	35.4
Total revenues	812.6	(32.3)	780.3	156.1	—	(6.0)	930.4
Benefits and expenses							
Interest credited to policyholder account balances	297.8	—	297.8	19.7	—	1.4 [10]	318.9
Other benefits and claims	72.5	—	72.5	46.8	—	—	119.3
Policyholder dividends on participating policies	11.7	—	11.7	16.1	—	—	27.8
Amortization of deferred policy acquisition costs and VOBA	84.8	—	84.8	20.8	—	(2.5)[5]	103.1
Interest expense on debt and capital and preferred securities of subsidiary trusts	16.7	—	16.7	—	—	3.9 [11]	20.6
Other operating expenses	186.2	(28.9)	157.3	26.6	—	1.3 [4] (0.1)[12]	185.1
Total benefits and expenses	669.7	(28.9)	640.8	130.0	—	4.0	774.8
Income from continuing operations before federal income tax expense and demutualization expenses	142.9	(3.4)	139.5	26.1	—	(10.0)	155.6
Federal income tax expense	37.0	(1.2)	35.8	2.0	—	2.0 [13]	39.8
Income from continuing operations before demutualization expenses	$105.9	$ (2.2)	$103.7	$ 24.1	$ —	$(12.0)	$115.8
Income from continuing operations before demutualization expenses per common share:							
Basic	$ 0.82	—	$ 0.80	—	—	—	$ 0.79
Diluted	$ 0.82	—	$ 0.80	—	—	—	$ 0.79
Weighted average common shares outstanding:							
Basic	128.9	—	128.9	—	(8.5)	26.4 [14]	146.8
Diluted	129.2	—	129.2	—	(8.5)	26.4 [14]	147.1

For the three months ended March 31, 2002

Unaudited Pro Forma Statement of Income

| | For the year ended December 31, 2001 | | | | Pro Forma Adjustments | | | |
	NFS Consolidated	Gartmore Exchange Transactions[1]	NFS Restated for Gartmore Exchange Transactions	Provident Consolidated	Senior Notes	Gartmore Exchange Transactions[1]	Provident Merger	Pro Forma
	(in millions, except per share amounts)							
Revenues								
Policy charges	$1,019.1	$ —	$1,019.1	$177.9	$ —	$ —	$ (6.4)[8]	$1,190.6
Life insurance premiums	251.1	—	251.1	166.6	—	—	—	417.7
Net investment income	1,739.2	(2.4)	1,736.8	296.4	—[15]	—	(1.3)[9]	2,031.9
Net realized gains (losses) on investments, hedging instruments and hedged items	(25.9)	12.8	(13.1)	(11.6)	—	—	—	(24.7)
Other	195.5	(118.9)	76.6	49.0	—	—	—	125.6
Total revenues	3,179.0	(108.5)	3,070.5	678.3	—	—	(7.7)	3,741.1
Benefits and Expenses								
Interest credited to policyholder account balances	1,248.8	—	1,248.8	86.9	—	—	5.7[10]	1,341.4
Other benefits and claims	279.8	—	279.8	198.6	—	—	—	478.4
Policyholder dividends on participating policies	41.7	—	41.7	70.4	—	—	—	112.1
Amortization of deferred policy acquisition costs and VOBA	348.1	—	348.1	63.2	—	—	6.5[5]	417.8
Interest expense on debt and capital and preferred securities of subsidiary trusts	54.9	—	54.9	—	16.8[16]	—	15.5[11]	87.2
Other operating expenses	643.0	(114.0)	529.0	118.0	—	—	6.0[5] (0.4)[12]	652.6
Total benefits and expenses	2,616.3	(114.0)	2,502.3	537.1	16.8	—	33.3	3,089.5
Income from continuing operations before federal income tax expense, demutualization expenses and cumulative effect of adoption of accounting principles	562.7	5.5	568.2	141.2	(16.8)	—	(41.0)	651.6
Federal income tax expense	142.8	1.1	143.9	30.0	(5.9)[13]	—	(8.6)[13]	159.4
Income from continuing operations before demutualization expenses and cumulative effect of adoption of accounting principles	$ 419.9	$ 4.4	$ 424.3	$111.2	$(10.9)	$ —	$(32.4)	$ 492.2
Income from continuing operations before demutualization expenses and cumulative effect of adoption of accounting principles per common share:								
Basic	$ 3.26	—	$ 3.29	—	—	—	—	$ 3.35
Diluted	$ 3.25	—	$ 3.28	—	—	—	—	$ 3.35
Weighted average common shares outstanding:								
Basic	128.9	—	128.9	—	—	(8.5)	26.4[14]	146.8
Diluted	129.2	—	129.2	—	—	(8.5)	26.4[14]	147.1

Senior Notes, Gartmore Exchange Transactions and Provident Merger Adjustments

The following adjustments reflect the pro forma effects of the issuance of $300 million of 6.25% senior notes on November 19, 2001, consummation of the Gartmore exchange transactions and the conversion of Provident and merger of Provident with Eagle Acquisition Corporation. In presenting the pro forma balance sheet information, we assumed that the Gartmore exchange transactions and the sponsored demutualization had occurred on March 31, 2002. In presenting the pro forma income statement information, we assumed that the Gartmore exchange transactions and the sponsored demutualization occurred as of the beginning of each period presented. Additionally, for the year ended December 31, 2001 pro forma income statement information, we assumed the $300 million senior note offering had occurred on January 1, 2001.

1. Represents the restatement of results related to Gartmore Global Investments, Inc. and Nationwide Securities, Inc. as discontinued operations as a result of the pending transaction with Nationwide Corporation to exchange shares of our Class B common stock owned by Nationwide Corporation for the shares of Gartmore Global Investments, Inc. and Nationwide Securities, Inc. owned by us. The net proceeds from these transactions are estimated to be valued at $357.8 million, net of transaction expenses. The exchange agreement calls for certain adjustments to the purchase price and also establishes that the number of the shares of our common stock to be exchanged is to be based on the average closing price of shares of our Class B common stock for the ten days prior to closing. In preparing the pro forma data related to the disposal, we have assumed a value of $42.89 per share, which was calculated using the ten day average closing price prior to entering into a definitive agreement for these transactions and results in approximately 8.5 million shares being returned to us.

    These transactions between related parties are required to be recorded at carrying value of the underlying components of the transactions rather than fair value. On a pro forma basis, these transactions result in recognition of the excess of Nationwide Corporation's carrying value of our shares exchanged over the carrying value of subsidiaries exchanged by us of $91.7 million, which has been recorded as a credit to the shareholder's equity accounts in the accompanying pro forma balance sheet. In accordance with our Restated Certificate of Incorporation, the shares of Class B common stock that Nationwide Corporation will return to us in these transactions will be converted to shares of Class A common stock. Management expects to retain these shares of Class A common stock as treasury stock upon the closing of these transactions.

2. Giving effect to the Provident merger under purchase accounting, the total purchase price of Provident will be allocated to the assets and liabilities acquired based on the relative fair values as of the effective date of the Provident merger, with any excess of the purchase price over the fair value of the assets acquired less the fair value of liabilities assumed recorded as goodwill. The cost allocations related to the value of business acquired (VOBA), goodwill and other intangible assets have been based on preliminary studies. Accordingly, the final allocations based on closing date information will differ from the amounts reflected herein due to interest rate fluctuations, operating experience and results of operations through the date of closing. The pro forma financial statements reflect our best estimates based on currently available information.

    The average closing price of our Class A common stock used in this pro forma data is $43.37 per share. This amount represents the Sponsor Initial Stock Price, defined in the Provident merger agreement as the volume weighted average of the sales prices of our Class A common stock as published by Bloomberg Professional Service for the 15 consecutive trading days ending on the fifth trading day immediately preceding the date of the Provident merger agreement, August 7, 2001.

    The Provident merger agreement calls for payment of a combination of our Class A common stock, cash and policy credits in value equal to approximately $1.527 billion, which reflects the Initial Aggregate Consideration, as defined in the Provident merger agreement and adjusted for additional funding of the closed block being established by Provident in connection with the sponsored demutualization. The actual amount of policy credits issued and cash consideration paid in lieu of our Class A common stock being issued will vary depending upon a number of factors. Those factors include the average price of our Class A common stock at the closing date of the Provident merger, calculated as described in the Provident merger agreement, the value assigned to those policies that, due to their structure, are unable to receive common stock or cash for tax reasons, the value of policy credit and cash elections made by eligible members, the portion of the total consideration that can be paid from Provident's surplus and the maximum amount of consideration permitted to be delivered in policy credits and cash under the Provident merger agreement. It has been assumed for pro forma purposes that the merger consideration will consist of policy credits of $95.5 million (6.25%) and cash of $286.4 million (18.75%), including an estimated $57.3 million (3.75%) to be paid by Provident as outlined in the Provident merger agreement, with the remaining $1.15 billion (75.00%) being issued in the form of our Class A common stock. Using a pro forma per share price of $43.37 and assuming that 75.00% of the consideration awarded is in the form of our Class A common stock, approximately 26.4 million shares of our Class A common stock will be issued in the Provident merger.

The member consideration will be distributed to and allocated among the eligible members of Provident as provided in the Provident merger agreement and Provident's plan of conversion.

The total assumed purchase price is summarized below (in millions, except share and per share data):

Class A common stock (26.4 million shares, $0.01 par value)	$ 0.3
Additional paid in capital	1,145.2
Total value of common stock exchanged	1,145.5
Cash paid to Provident's eligible members, including amounts paid by Provident	286.4
Policy credits issued to Provident's eligible members	95.5
Costs of the sponsored demutualization	15.0
Total assumed purchase price	$1,542.4

On a pro forma basis, as of March 31, 2002, after consideration of the Gartmore exchange transactions described in note 1 above and issuance of 26.4 million shares of Class A common stock, we would have 50.6 million shares of Class A common stock outstanding and 146.8 million shares of Class A and Class B common stock outstanding.

The allocation of the assumed purchase price of Provident, assuming the sponsored demutualization occurred on January 1, 2002, is as follows (in millions):

Investments (including cash)	$ 4,095.5
VOBA	847.5
Goodwill[5]	446.8
Other assets	447.6
Separate account assets	3,733.8
Future policy benefits and claims	(4,067.4)
Other liabilities, including deferred taxes	(227.6)
Separate account liabilities	(3,733.8)
Total assumed purchase price	$ 1,542.4

The historical components of Provident's equity have been eliminated in accordance with purchase accounting guidance.

3. Upon the issuance in the Provident merger of the contemplated number of shares of Class A common stock discussed above, we, and our subsidiaries, no longer expect to qualify to file a consolidated federal income tax return as a member of the Nationwide Mutual consolidated group. As a result, gains on transactions between and among us and our subsidiaries, and transactions between us and our subsidiaries and other members of the Nationwide Mutual consolidated group would no longer qualify for deferral under the Internal Revenue Code and Treasury Regulations. Accordingly we would be required to make a payment for federal income taxes in the amount of $56.0 million. This amount has been reflected as if it had been paid on the pro forma balance sheet.

4. Represents the unamortized balance of Provident's deferred policy acquisition costs and deferred revenue liability, which are derecognized in accordance with purchase accounting guidance. Deferred revenues are eliminated due to their consideration in the calculation of VOBA.

5. VOBA reflects the estimated fair value of the business in force and represents the portion of the purchase price that is allocated to the value of the right to receive future cash flows from the life insurance and annuity contracts existing as of the closing date of the transaction. In accordance with purchase accounting guidance relating to the acquisition of a life insurance company, we have calculated a preliminary VOBA amount of $847.5 million and reflected this as an intangible asset.

    Preliminary studies have also been conducted to establish the fair value attributable to other identifiable intangible assets. The value preliminarily assigned to other identifiable intangibles with finite lives is $76.9 million.

    Amortization of VOBA occurs with interest over the anticipated lives of the business (generally from 15 to 30 years) in relation to estimated gross profits, gross margins or premiums. Amortization of VOBA is provided for using the corresponding crediting rate or net investment yield, as applicable. Other identified intangible assets with finite lives will be amortized over their estimated useful lives, which range from 5 to 28 years, primarily using accelerated methods.

    As the calculations of VOBA and identified intangible assets are preliminary, these balances and the related amounts of amortization are not necessarily representative of what the actual amounts will be when final calculations are completed.

    The estimated amortization for 2001 (pro forma) and for the next five years for VOBA and for intangible assets with finite lives is as follows (in millions):

	VOBA	Intangible Assets with Finite Lives
2001 (pro forma)	$65.6	$6.0
2002	$67.1	$5.2
2003	$66.5	$4.9
2004	$64.2	$4.3
2005	$60.5	$4.3
2006	$57.3	$3.3

    After calculating VOBA, assigning fair values to identifiable tangible and intangible assets and providing for any deferred taxes, any remaining excess of the purchase price over the fair value of the assets acquired less the fair value of liabilities assumed is recorded as goodwill. In accordance with purchase accounting guidance, any goodwill that is generated and any indefinite lived intangible assets will not be amortized, but will be evaluated for impairment regularly. Based on preliminary calculations, the value of goodwill and indefinite lived intangibles is $446.8 million.

    The purchase price of this transaction includes an estimated $57.3 million of cash to be paid by Provident as well as policy credits to be issued by Provident totaling $95.5 million, as outlined in the Provident merger agreement. As a result, the $446.8 million of goodwill that was determined in allocating the purchase price is reduced by these items to arrive at $294.0 million, which is the recorded goodwill related to this acquisition.

6.   Represents the anticipated long-term debt to be issued to pay our portion of the cash consideration in the Provident merger. This prospectus supplement contemplates the issuance of $300 million aggregate principal amount of senior notes. We expect to use approximately $229.1 million of the net proceeds of this offering to fund our portion of the anticipated cash portion of the Provident merger consideration. The accompanying pro forma financial data only reflects the amount of debt expected to be issued in connection with the Provident merger. The remaining portion, which has not been reflected herein, will be used for general corporate purposes.

7.   Represents the present value of the excess of current lease obligations over current market rates on the home office facility.

8.   Represents the reduction of policy charges due to the elimination of deferred revenues as of the beginning of the period.

9.   Represents the following adjustments to net investment income as a result of the conversion and merger and purchase accounting adjustments (in millions):

	Three Months Ended March 31, 2002	Year Ended December 31, 2001
Elimination of the earnings on the cash paid to Provident's eligible members based upon a rate of 6.5% per annum, before taxes	$(0.9)	$(3.7)
Decrease in net investment income from payment of deferred taxes based upon a rate of 6.5% per annum, before taxes	(0.9)	(3.6)
(Decrease) increase in net investment income from changes in the carrying value of the investment portfolio as of the beginning of the period	(1.1)	6.0
	$(2.9)	$(1.3)

10.   Represents additional interest credited to contracts that received policy credits in exchange for membership interests at a rate of 6.00% per annum, before taxes.

11.   Represents interest expense on the long-term debt to be issued to pay our portion of the cash consideration in the Provident merger (see note 6), assuming a 6.75% interest rate. The actual interest rate with respect to the notes offered pursuant to this prospectus supplement is 5.90%.

12.   Represents amortization of the excess of current lease obligations over current market rates on the home office facility.

13.   Represents the tax effect of all income statement adjustments, calculated using a rate of 35.0% and the elimination of a credit which is related to Provident's equity tax benefit, a federal tax applicable to mutual life insurance companies, of $5.5 million for the three months ended March 31, 2002 and $5.8 million for the year ended December 31, 2001.

14.   A reconciliation of the number of newly issued shares of Class A common stock used in the calculation of the pro forma basic and diluted income from continuing operations before demutualization expenses and cumulative effect of adoption of accounting principles and net income per common share, assuming that 75% of the aggregate consideration awarded is in the form of our Class A common stock, is as follows (in millions):

Shares notionally allocated to eligible members	35.2
Shares notionally allocated to eligible members that receive cash or policy credits	(8.8)
Shares issued to eligible members	26.4

15. Although such data is not reflected within the pro forma statements of income, net proceeds of $296.4 million from the November 19, 2001 $300 million senior note offering would have generated some level of net investment income during the period presented.

16. Represents the incremental interest expense on the November 19, 2001 $300 million senior note offering at 6.388%. This rate reflects the total cost of such notes including an underwriting discount and expenses.

THE OFFERING

Issuer	Nationwide Financial Services, Inc.
Securities Offered	$300 million aggregate principal amount of our 5.90% senior notes due July 1, 2012.
Maturity Date	July 1, 2012.
Interest	5.90% per year.
Interest Payment Dates.....................................	Interest on the notes will be payable semiannually on January 1 and July 1 of each year beginning January 1, 2003.
Ranking	The notes will rank senior to any of our existing and future subordinated indebtedness and equal in right of payment to all of our other existing and future unsecured and unsubordinated indebtedness.
Optional Redemption	We may redeem some or all of the notes at any time or from time to time at a redemption price equal to the greater of:

- 100% of the principal amount of such notes; or
- the sum of the present value of the remaining scheduled payments of principal and interest on the notes, discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined herein) plus 20 basis points.

See "Description of the Notes—Optional Redemption."

Security	None.
Use of Proceeds	We intend to use the net proceeds of the offering to fund the cash portion of the consideration to be paid by us to eligible members of Provident in the pending sponsored demutualization transaction with Provident. In addition, we will use the remaining portion of the proceeds for general corporate purposes. In the event that Provident's eligible members who have an election option do not elect to receive cash consideration from us in the Provident merger in the anticipated amount or if the Provident merger is not consummated, all or an additional portion of the net proceeds of this offering will be used for general corporate purposes.
Listing	None.
Covenants...	The notes contain various covenants, including limitations on mergers and consolidations, restrictions as to the disposition of the stock of designated subsidiaries and limitations on liens on the stock of designated subsidiaries in specified circumstances.

For additional information concerning the notes, see "Description of the Notes."

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contain certain forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual amounts to differ materially from those projected in the information. Forward-looking statements may be included in this prospectus supplement and the accompanying prospectus or may be "incorporated by reference" from other documents filed with the SEC by us and may include statements for the periods from and after the completion of the offering. You can find many of these statements by looking for words including, for example, "believes," "expects," "anticipates," "estimates," or similar expressions in this prospectus supplement and the accompanying prospectus or in documents incorporated by reference herein.

The forward-looking statements are subject to numerous assumptions, risks and uncertainties.

Factors that may cause actual results to differ materially from those contemplated or projected, forecast, estimated or budgeted in such forward-looking statements include, among others, the following possibilities:

- changes in Nationwide Corporation's control of us through its beneficial ownership of approximately 97.7% of the combined voting power of all the outstanding common stock and approximately 81.3% of the economic interest in us without giving effect to the Gartmore exchange transactions or the Provident merger;

- Our primary reliance, as a holding company, on dividends from our subsidiaries to meet debt payment obligations and the applicable regulatory restrictions on the ability of our subsidiaries to pay such dividends;

- the potential impact on our reported net income that could result from the adoption of certain accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies;

- tax law changes impacting the tax treatment of life insurance and investment products;

- the impact of the federal estate tax being phased out;

- heightened competition, including specifically the intensification of price competition, the entry of new competitors and the development of new products by new and existing competitors;

- adverse state and federal legislation and regulation, including limitations on premium levels, increases in minimum capital and reserves, and other financial viability requirements;

- failure to expand distribution channels in order to obtain new customers or failure to retain existing customers;

- inability to carry out marketing and sales plans, including, among others, development of new products and/or changes to certain existing products and acceptance of the new and/or revised products in the market;

- changes in interest rates and the capital markets causing a reduction of investment income and/or asset fees, reduction in the value of our investment portfolio or a reduction in the demand for our products;

- general economic and business conditions which are less favorable than expected;

- competitive, regulatory or tax changes that affect the cost of, or demand for our products;

- unanticipated changes in industry trends and ratings assigned by nationally recognized rating organizations;

- inaccuracies in assumptions regarding future persistency, mortality, morbidity and interest rates used in calculating reserve amounts and in pricing our products;

- adverse litigation results or resolution of litigation and arbitration;

- failure of us to obtain required regulatory approvals for the transaction with Provident on acceptable terms;

- failure to successfully integrate the Provident businesses into our businesses; and

- costs of integration and other costs related to the acquisition of Provident.

Because forward-looking information is subject to various risks and uncertainties, actual results may differ materially from those expressed or implied by the forward-looking information. Therefore, we caution you not to place undue reliance on this information, which speaks only as of the date of this prospectus supplement or in the case of a document incorporated by reference, the date of that document.

All subsequent written and oral forward-looking information attributable to us or any person acting on our behalf is expressly qualified in its entirety by the cautionary statements contained or referred to in this section. The information contained in this document is accurate only as of the date of this document regardless of the time of delivery.

RISK FACTORS

Potential investors should carefully consider the risk factors set forth below and the other information in this prospectus supplement and the accompanying prospectus, and in any documents incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.

Because of our holding company structure, the notes will be subordinated to all indebtedness and liabilities of our subsidiaries.

We are a holding company and conduct substantially all of our operations through our subsidiaries, including NLIC. As a result, claims of holders of the notes will be effectively subordinated to the indebtedness and other liabilities of our subsidiaries. Therefore, in the event of the bankruptcy, liquidation or dissolution of a subsidiary, following payment by such subsidiary of its liabilities, such subsidiary may not have sufficient assets remaining to make payments to us as a shareholder or otherwise. In the event of a default under our subsidiaries' credit facilities, their creditors could elect to declare all amounts borrowed, together with accrued and unpaid interest and other fees, to be due and payable prior to any distributions by such subsidiary to us to pay interest or principal due on the notes. In addition, if we caused a subsidiary to pay a dividend to enable us to make payments in respect of the notes, and such transfer were deemed a fraudulent transfer or an unlawful distribution, the holders of the notes could be required to return the payment to (or for the benefit of) the creditors of our subsidiaries. This would adversely affect our ability to make payments to you as a holder of the notes.

As of March 31, 2002, as adjusted to give effect to the offering of the notes as if such transaction had occurred on that date, the indebtedness of NFS and its subsidiaries for borrowed money would have totaled approximately $1,477.0 million, and the notes would be structurally subordinated to $279.9 million of that amount. Because Provident does not currently have any outstanding indebtedness for borrowed money, on a pro forma basis, these amounts will not change as a result of the consummation of the Provident merger.

We will depend primarily upon dividends from NLIC to pay interest and principal on the notes.

The notes will be solely our obligations. Our ability to pay interest and principal amounts on the notes will depend to a significant degree upon our receipt of dividends from NLIC. If NLIC is limited in its ability to pay dividends to us in the future, this could impair our ability to pay interest and principal due on the notes. In particular, under Ohio insurance law, NLIC must obtain the prior regulatory approval to pay dividends or other distributions to us within a 12 month period that exceed the greater of:

(1) 10% of NLIC's statutory policyholders' surplus as of the prior December 31st; or

(2) NLIC's statutory net income for the 12 month period ending on the prior December 31st.

The Ohio insurance laws also require NLIC to obtain prior regulatory approval for any dividend paid from other than earned surplus, which is defined as the amount equal to NLIC's unassigned funds as reported in its most recent statutory financial statements. In addition, following any dividend, NLIC's policyholders' surplus must be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

NLIC's statutory-basis policyholders' surplus as of December 31, 2001 was $1.76 billion and statutory-basis net income for 2001 was $83.1 million. As of the date of this prospectus supplement, cash dividends of $70.0 million and cash dividends in the form of returns of capital of $175.0 million were paid in the preceding twelve months.

Following the close of the Provident merger, the ability of Provident to pay dividends to us will be subject to regulation under Pennsylvania, New York and Delaware insurance law.

Our subsidiaries have no obligation to pay interest or principal due on the notes or to make funds available to us for that purpose, whether in the form of loans, dividends or other distributions.

Changes in general economic and market conditions and interest rates may significantly affect the value of our investment portfolio.

Our investment portfolio consists mainly of fixed-income securities and mortgage loans on real estate. The market values of these invested assets fluctuate depending on general economic and market conditions and the interest rate environment. For example, if interest rates rise, the investments generally will decrease in value. If interest rates decline, the investments generally will increase in value except for mortgage-backed securities, or MBSs, which may decline due to higher prepayments on the mortgages underlying the securities.

MBSs, including collateralized mortgage obligations, or CMOs, are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, MBSs generally prepay faster as the underlying mortgages are prepaid and/or refinanced by the borrowers in order to take advantage of the lower rates. MBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of such prepayments. In addition, during such periods, we generally will be unable to reinvest the proceeds of any such prepayment at comparable yields. Conversely, during periods of rising interest rates, the frequency of prepayments generally decreases. MBSs that have an amortized value that is less than par (i.e., purchased at a discount) may incur a decrease in yield or a loss as a result of slower prepayments.

We attempt to mitigate the negative impact of interest rate changes through asset/liability management, including investing in non-callable bonds where practical and purchasing private placement bonds and entering into mortgage loan contracts which provide prepayment protection. There can be no assurance, however, that management will be able to successfully manage the negative impact of interest rate changes. Additionally, we may, from time to time, for business, regulatory or other reasons, elect or be required to sell certain of our invested assets at a time when their fair values are less than their original cost, resulting in realized capital losses, which would reduce net income.

Our industry is highly competitive.

We compete with a large number of other insurers as well as non-insurance financial services companies, such as banks, broker/dealers and mutual funds. While no single company dominates the marketplace, many of our competitors have well established national reputations and substantially greater financial resources and market share than us. We believe that competition in our lines of business is based on price, product features, commission structure, perceived financial strength, claims-paying ratings, service and name recognition.

As a result of the Gramm-Leach-Bliley Act of 1999 which permits banks, securities firms and insurance companies to affiliate more directly than they had been permitted to do in the past, national banks, with their preexisting customer bases for financial services products, may increasingly compete with insurers. This may adversely impact the sales of our products by substantially increasing the number and financial strength of our potential competitors.

A decline in our financial strength ratings could adversely affect our operations.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. These ratings are opinions of an insurance company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders, are not evaluations directed to investors and are not recommendations to buy, sell or hold securities. Any lowering of these ratings could have a material adverse effect on our ability to market our products and could increase the surrender of annuity products, which could have material adverse consequences on liquidity and, under certain circumstances, net income.

NLIC's claims-paying ability/financial strength is rated "AA" (Very Strong) by Standard & Poor's, a division of the McGraw-Hill Companies, Inc., which we refer to as Standard & Poor's, "Aa3" (Excellent) by Moody's Investors Service, Inc. or which we refer to as Moody's, and "A+" (Superior) by A.M. Best Company, Inc., which we refer to as A.M. Best. NLIC's commercial paper is rated "A-1+" (Strong) by Standard & Poor's and "P-1" by Moody's.

Our financial strength is also reflected in the ratings of outstanding securities. Our notes are rated "A" (Strong) by Standard & Poor's and "A2" (Good) by Moody's. The capital and preferred securities issued by subsidiary trusts are rated "BBB+" (Adequate) by Standard & Poor's and "A3" (Good) by Moody's.

These ratings are subject to periodic review by Standard & Poor's, Moody's and A.M. Best, and the continued retention of those ratings cannot be assured.

Changes in interest rates and in the financial markets may reduce our sales and earnings.

We are exposed to various interest rate risks. Many of our products contain guarantees that require us to credit at least a minimum rate of interest to policyholders. In addition, for competitive reasons, we may at times continue to credit above-minimum interest rates to policyholders despite reductions in prevailing market interest rates. A reduction in the spread, or difference, between the interest rates that we credit policyholders and the interest rates we are able to earn on investments may reduce earnings. If policyholders cancel their policies or withdraw the cash values of their policies to seek better investment yields in response to changing interest rates, our revenues are likely to decrease. If market interest rates decline, net investment income will decrease if higher-yielding fixed-income securities mature or are redeemed and the proceeds must be reinvested in lower-yielding securities.

A decline in the stock market can cause the values of our separate account assets to decline and reduce our revenues.

A significant source of revenues for us is derived from asset fees which are calculated as a percentage of separate account assets. As of March 31, 2002, 82% of separate account assets were invested in equity mutual funds. Gains and losses in the equity markets will result in corresponding increases or decreases in separate account assets and asset free revenue. In addition, a decrease in separate account assets may decrease our expectations of future profit margins, which may require us to accelerate the amortization of deferred policy acquisition costs.

Changes in interest rates can negatively impact our liquidity.

Significant increases in prevailing interest rates can cause our policyholders to withdraw the cash value of their policies as they seek more attractive returns. If large numbers of policyholders or policyholders with large balances withdraw their policy values, we may be required to borrow funds or liquidate investments to raise the cash necessary to fund their withdrawals. Particularly in periods of volatile interest rates, liquidations can result in capital losses to us. Because volatile interest rates often make fixed-income investments like mortgages and privately placed bonds more difficult to sell, there is also a risk that we will find it difficult to raise the cash necessary to fund a very large amount of withdrawal activity.

Our insurance subsidiaries are subject to extensive regulations designed to benefit or protect policyholders rather than us.

Our insurance subsidiaries are regulated and supervised in the jurisdictions in which they do business. Among other things, states regulate the following:

- Operating licenses;

- Agent licenses;

- Advertising and marketing practices;

- Form and content of insurance policies, including pricing;

- Investments;

- Statutory capital requirements;

- Payments of dividends by insurance company subsidiaries;

- Assessments by guaranty associations;

- Affiliate transactions; and

- Claims practices.

State regulators and the National Association of Insurance Commissioners continually re-examine existing laws and regulations, with an emphasis on insurance company solvency issues and fair treatment of policyholders. Changes in regulations or in the interpretation of existing laws or regulations may adversely impact pricing, reserve adequacy or exposure to litigation. Any proposed or future state legislation or regulations may negatively impact our financial condition or results of operations.

Certain changes in federal laws and regulations may affect our results of operations or financial condition.

Although the federal government does not directly regulate the insurance business, federal legislation, administrative policies and court decisions can significantly and adversely affect certain areas of our business. In addition to product tax issues, these areas include pension and employee welfare benefit plan regulation, financial services regulation and taxation generally. For example, the following events could adversely affect our business:

- changes in laws such as the Employee Retirement Income Security Act of 1974, as amended, that apply to group annuities;

- changes in tax laws that would reduce or eliminate the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products;

- the impact of the federal estate tax being phased out; or

- changes in the availability of, or rules concerning the establishment and operation of, 401(k) plan or individual retirement accounts.

The insurance industry has been the target of sales practice litigation.

In recent years, insurance companies have been named as defendants in lawsuits, including class actions, relating to sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements. Future litigation relating to sales practices may negatively affect us by resulting in the payment of substantial awards or settlements, increasing legal costs, diverting management attention from other business issues or harming our reputation with customers.

A challenge to the Pennsylvania Insurance Commissioner's approval of the Provident plan of conversion could put the terms of the sponsored demutualization in question, which could materially adversely affect us.

In order to consummate the sponsored demutualization, the Provident plan of conversion must be approved by the Pennsylvania Insurance Commissioner, who must determine, among other things, that the Provident plan of conversion is fair and equitable, consistent with the intent of the Pennsylvania Mutual-to-Stock

Conversion Act, or Conversion Act, and does not prejudice the interests of Provident's members. A public informational hearing on the Provident plan of conversion was held on May 23, 2002.

The Pennsylvania law governing the demutualization provides that an action challenging the Provident plan of conversion can be filed, within the limitation period provided under Pennsylvania law, after the Pennsylvania Insurance Commissioner issues her order approving the Provident plan of conversion. In the event that the Provident plan of conversion or the Pennsylvania Insurance Commissioner's order approving the Provident plan of conversion is challenged, a successful challenge could result in monetary damages, a modification of the Provident plan of conversion or the Insurance Commissioner's approval of the Provident plan of conversion being set aside. In addition, a successful challenge would likely result in substantial uncertainty relating to the terms and effectiveness of the Provident plan of conversion, and an extended period of time might be required to reach a final determination. Such an outcome may have a material adverse effect on us.

There are inherent difficulties in the integration of separate companies.

The Provident merger involves the integration of two companies that have previously operated independently. The difficulties of combining the companies' operations include:

- the necessity of coordinating geographically separated organizations; and

- integrating personnel with diverse corporate backgrounds.

The Provident merger will involve the integration of Provident's business with our business, and we cannot assure you that this will happen or that it will happen in a timely manner. The process of integrating various operations could cause an interruption of, or loss of momentum in, the activities of one or more of the companies' businesses and the loss of key personnel. It is also possible that the integration process could result in inconsistencies in standards, controls, procedures and policies. The diversion of management's attention and any delays or difficulties encountered in connection with the Provident merger and the integration of operations could have an adverse effect on the business, results of operations, financial condition or prospects of the companies after the Provident merger. These delays and difficulties could have a material adverse effect on us.

Anticipated benefits from the Provident merger may not be realized.

Among the factors considered by our board of directors in connection with its approval of the merger agreement were the opportunities for economies of scale, as well as operating efficiencies that could result from the Provident merger. We cannot give any assurance that these savings will be realized within the time periods contemplated or even that they will be realized at all. Our board of directors also considered the potential for growth through expansion of distribution channels for the combined companies which may result from the Provident merger. There is no guarantee that this or any other anticipated potential benefit from the Provident merger will be realized.

Both Provident and we will incur significant expenses in connection with the Provident merger.

Both Provident and we expect to incur significant expenses associated with combining our operations, as well as transaction fees and other costs relating to the Provident merger. We both may also incur additional unanticipated costs in the integration of our businesses. Although we expect that the elimination of certain duplicative costs, as well as the realization of other efficiencies related to the integration of our businesses, may offset additional expenses over time, we cannot ensure that this net benefit will be achieved soon or at all.

Assets allocated to the closed block to be established by Provident could be subject to the claims of creditors in an insolvency.

The Provident plan of conversion contains an accounting mechanism known as a closed block, established to give reasonable assurance to the owners of certain participating policies of Provident that assets will be available to maintain the 2001 dividend scale if the experience underlying that dividend scale continues. The closed block also provides for appropriate adjustments to those scales if the experience underlying the dividend scale changes.

Provident will allocate assets to the closed block in an amount that produces cash flows which, together with anticipated revenue from the policies included in the closed block, are expected to be sufficient to support the closed block business, including provisions for payment of claims and certain expenses and taxes, and to provide for continuation of the 2001 dividend scales if the experience underlying such dividend scales continues. The assets allocated to the closed block, the cash flows generated by the assets and the anticipated revenue from the policies in the closed block will benefit only the holders of those policies included in the closed block. However, the assets allocated to the closed block are Provident's assets and are subject to the same liabilities (in the same priority) as all assets in Provident's general account. If Provident were to become insolvent, the assets allocated to the closed block, like assets in Provident's general account, could be subject to the claims of creditors.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the notes to fund the cash portion of the consideration to be paid by us to eligible members of Provident in the pending sponsored demutualization transaction with Provident. We currently estimate that the amount of funds needed as cash consideration in the sponsored demutualization is approximately $229.1 million. This amount is subject to change based primarily on the average trading price of our Class A common stock during a specific period prior to completing the sponsored demutualization as well as the actual number of Provident's eligible members who elect to receive cash consideration in the sponsored demutualization. In addition, we will use the remaining portion of the proceeds for general corporate purposes, which may include, among other things, providing additional capital to one or more of our insurance subsidiaries. We will invest funds not immediately required for such purposes in short-term or medium-term securities. In the event that Provident's eligible members who have an election option do not elect to receive cash consideration from us in the Provident merger in the anticipated amount or if the Provident merger is not consummated, all or an additional portion of the net proceeds of this offering will be used for general corporate purposes as described above.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for us and our subsidiaries on a consolidated basis for the three months ended March 31, 2002 and for each of the years in the five year period ended December 31, 2001.

Three Months Ended March 31, 2002	Year Ended December 31,				
	2001	2000	1999	1998	1997
9.4x	11.3x	13.8x	12.7x	15.0x	16.1x

We have authority to issue up to 50,000,000 shares of preferred stock; however, there are no preferred shares outstanding and we do not have a preferred stock dividend obligation. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

The ratio of earnings to fixed charges is calculated by dividing earnings (income from continuing operations before federal income tax expense and cumulative effect of adoption of accounting principles plus fixed charges) by fixed charges (interest on debt and trust securities). Fixed charges do not include interest credited to eligible member account balances of $297.8 million for the three months ended March 31, 2002 and $1.25 billion, $1.18 billion, $1.10 billion, $1.07 billion, and $1.02 billion for the years ended December 31, 2001, 2000, 1999, 1998, and 1997 respectively.

CAPITALIZATION

The following table sets forth our consolidated short- and long-term debt and capitalization as of March 31, 2002. The table also sets forth our consolidated short- and long-term debt and capitalization (i) as adjusted to give effect to this offering and (ii) as further adjusted to give effect to the Provident transaction and the Gartmore exchange transactions (which are referred to as the other planned transactions). The following data should be read in connection with our consolidated financial statements and notes, which are incorporated by reference in this prospectus supplement.

	Actual	As Adjusted for the Offering	As Adjusted for the Other Planned Transactions
		(in millions)	
Short-term debt	$ 279.9	$ 279.9	$ 279.9
Long-term debt	597.1	897.1	897.1
Company-obligated mandatorily redeemable capital and preferred securities of subsidiary trusts holding solely junior subordinated debt securities of NFS	300.0	300.0	300.0
Shareholders' equity excluding accumulated other comprehensive income	3,333.7	3,333.7	4,343.5
Accumulated other comprehensive income	132.0	132.0	132.0
Total capitalization	$4,642.7	$4,942.7	$5,952.5

DESCRIPTION OF THE NOTES

You should read the following information concerning the notes in conjunction with the statements under "Description of the Debt Securities" in the accompanying prospectus.

General

We will issue the notes as a separate series of debt securities under an indenture dated as of November 1, 2001, as supplemented by a second supplemental indenture to be dated as of June 24, 2002, between us and Wilmington Trust Company, as trustee. We initially will issue notes with an aggregate principal amount of $300 million. We may, subject to obtaining all necessary corporate approvals and all approvals required under our Intercompany Agreement with Nationwide Mutual, but without the consent of the holders of the notes, issue additional notes having the same ranking, interest rate, maturity and other terms as the notes. These additional notes, together with the notes, will be a single series of notes under the indenture. We will issue the notes in denominations of $1,000 or in multiples of $1,000. The notes will mature on July 1, 2012.

The notes will be our direct, unsecured obligations and will rank equally with each other and with all other existing and future unsecured and unsubordinated indebtedness. All existing and future liabilities of our subsidiaries will be effectively senior to the notes. As an insurance holding company, our ability to meet debt service obligations, including that of the notes, depends primarily on the receipt of sufficient funds from NLIC, our primary operating subsidiary. NLIC is a separate and distinct legal entity and has no obligation, contingent or otherwise, to pay any amount pursuant to the notes or to make any funds available therefore, whether as dividends, loans or other payments to us. In addition, since our subsidiaries, including NLIC, are insurance companies, their ability to pay dividends to us is subject to regulatory limitations. See "Risk Factors—We will depend primarily upon dividends from NLIC to pay interest and principal on the notes" in this prospectus supplement. Following the close of the Provident merger, the ability of Provident to pay dividends to us will also be subject to regulatory limitations.

Except as described under the captions "Description of the Debt Securities—Certain Covenants of the Company—Limitations on Liens", "Consolidation, Merger and Sale of Assets" and "Restrictions on Certain Dispositions" in the accompanying prospectus, the indenture does not contain any provisions that would limit our ability to incur or secure indebtedness or that would afford holders of the notes protection in the event of (1) a highly leveraged or similar transaction involving us or our affiliates, (2) a change of control or (3) a reorganization, restructuring, merger or similar transaction that may adversely affect the holders of the notes. In addition, subject to the limitations set forth under the captions "Description of the Debt Securities— Certain Covenants of the Company—Limitations on Liens", "Consolidation, Merger and Sale of Assets" and "Restrictions on Certain Dispositions" in the accompanying prospectus, we may, in the future, enter into certain transactions such as the sale of all or substantially all of our assets or the merger, amalgamation or consolidation with another entity that would increase the amount of our indebtedness or substantially reduce or eliminate our assets, which may have an adverse effect on our ability to service our indebtedness, including the notes.

Principal and Interest

Interest on the notes will accrue from June 24, 2002 at a rate of 5.90% per annum, computed on the basis of a 360-day year of twelve 30-day months. Interest will be payable semiannually on January 1, and July 1, in each year, commencing on January 1, 2003, and at maturity. We will make each interest and principal payment to the persons in whose names the notes are registered at the close of business on the regular record date immediately preceding the date fixed for payments of principal and interest on the notes. The regular record date will be June 15 or December 15, as the case may be, immediately preceding the applicable payment date.

If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date or earlier redemption date, as the case may be. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity or earlier redemption date, as the case may be.

Principal and interest unclaimed by a note holder for two years or more after its payment has become due shall be discharged from trust to us. In this case, the note holder to whom the unclaimed amount was due may look only to us as an unsecured creditor for the payment of such unclaimed amount.

Optional Redemption

The notes will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

•   100% of the aggregate principal amount of the notes to be redeemed; or
•   as determined by the Quotation Agent (defined below), the sum of the present value of the remaining scheduled payments of principal on the notes, together with the present value of all remaining and scheduled semi-annual interest payments on the notes, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (defined below) plus 20 basis points, which we refer to as the Make-Whole Amount, together in each case with accrued interest payments to the redemption date.

For purposes of determining the Make-Whole Amount, the following definitions apply:

"Comparable Treasury Issue" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized at the time of selection, and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

"Comparable Treasury Price" means with respect to any redemption date (1) the average of three Reference Treasury Dealer Quotations for the redemption date, after excluding the highest and lowest of five Reference Treasury Dealer Quotations, or (2) if the fewer than five Reference Treasury Dealer Quotations are obtained, the average of all Reference Treasury Dealer Quotations.

"Quotation Agent" means the Reference Treasury Dealer appointed by us.

"Reference Treasury Dealer" means a primary independent United States government securities dealer.

"Reference Treasury Dealer Quotations" means with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed, in each case, as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

"Treasury Rate" means the rate per annum equal to the semi-annual equivalent or interpolated (on a day-count basis) yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for that redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each registered holder of notes to be redeemed.

Delivery and Form

The notes will be issued in the form of one or more securities in global form. Each global security will be deposited on the date of the closing of the sale of the notes, on behalf of DTC, and registered in the name of Cede & Co., as DTC's nominee.

DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Purchase of securities within the DTC system must be made by or through direct participants, which will receive a credit for such securities on DTC's records. The ownership interest of each actual purchaser of each security is in turn to be recorded on the direct and indirect participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased securities. Transfers of ownership interests in securities issued in the form of global securities are to be accompanied by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in such securities, except in the event that use of the book-entry system for such securities is discontinued.

DTC has no knowledge of the actual beneficial owners of the securities issued in the form of global securities. DTC's records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory requirements as may be in effect from time to time.

Redemption notices shall be sent to Cede & Co. as the registered holder of securities issued in the form of global securities. If less than all of a series of such securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting with respect to securities issued in the form of global securities is limited to the holders of record of such securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to such securities. Under its usual procedures, DTC would mail an omnibus proxy to the issuer of such securities as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants to whose accounts such securities are credited on the record date (identified in a listing attached to the omnibus proxy).

Payments in respect of the securities issued in the form of global securities will be made by the issuer of such securities to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices and will be the responsibility of such participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments to DTC are the responsibility of the issuer of the applicable securities, disbursements of such payments to direct participants is the responsibility of DTC, and disbursements of such payments to the beneficial owners is the responsibility of direct and indirect participants.

DTC may discontinue providing its service as depositary with respect to any securities at any time by giving reasonable notice to the issuer of such securities. In the event that a successor depositary is not obtained, individual security certificates representing such securities are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through DTC (or successor depositary).

The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be accurate, but neither we nor the underwriters assume any responsibility for the accuracy thereof. Neither we nor the underwriters have any responsibility for the performance by DTC or its participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

UNDERWRITING

We intend to offer the notes through the underwriters. Banc One Capital Markets, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives for the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriter	Principal Amount
Banc One Capital Markets, Inc.	$105,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	105,000,000
ABN AMRO Incorporated	30,000,000
A.G. Edwards & Sons, Inc.	30,000,000
Salomon Smith Barney Inc.	30,000,000
Total	$300,000,000

The underwriters have agreed to purchase all of the notes sold pursuant to the underwriting agreement if any of these notes are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriters have advised us that they propose initially to offer the notes to the public at the public offering price on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of .40% of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a discount not in excess of .25% of the principal amount of the notes to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

	Paid by NFS
Per Note..	.65%

The expenses of the offering, excluding the underwriting discount, are estimated to be $250,000 and are payable by us.

New Issue of Notes

The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

Price Stabilization and Short Positions

In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering, i.e., if they sell more notes than are on the cover page of this prospectus, the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received customary fees and commissions for these transactions.

EXPERTS

KPMG LLP, independent auditors, have audited our consolidated financial statements (and schedules) included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their reports, which are incorporated by reference in this prospectus supplement and the accompanying prospectus. Our financial statements (and schedules) are incorporated by reference in reliance on KPMG LLP's reports, given on their authority as experts in accounting and auditing.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon for us by LeBoeuf, Lamb, Greene, & MacRae, L.L.P., a limited liability partnership including professional corporations, New York, New York, special counsel to the Company. Certain other legal matters in connection with the sale of the notes offered hereby will be passed upon for us by Patricia R. Hatler, Esq., Senior Vice President, General Counsel and Secretary of NFS. Ms. Hatler currently owns approximately 5,922 shares of our Class A common stock and holds options to purchase an additional 34,824 shares of our Class A common stock. Certain legal matters will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York. Dewey Ballantine LLP has in the past represented affiliates of ours. LeBoeuf, Lamb, Greene & MacRae, L.L.P. has in the past represented one or more of the underwriters.

PROSPECTUS
$1,000,000,000

NATIONWIDE FINANCIAL SERVICES, INC.

Debt Securities
Preferred Stock
Depositary Shares
Class A Common Stock

Nationwide Financial Services Capital Trust II
Nationwide Financial Services Capital Trust III
Preferred Securities
Guaranteed to the extent set forth herein by
Nationwide Financial Services, Inc.

Nationwide Financial Services, Inc. (the "Company") may offer and sell from time to time (i) its unsecured senior debt securities ("Senior Debt Securities") and unsecured subordinated debt securities ("Subordinated Debt Securities"), consisting of debentures, notes or other evidences of indebtedness, (ii) shares of its Preferred Stock, par value $0.01 per share (the "Preferred Stock"), which may be represented by depositary shares (the "Depositary Shares") as described herein or (iii) shares of its Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"). Such securities may be offered in one or more separate classes or series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in a supplement or supplements to this Prospectus (a "Prospectus Supplement"). Such securities may be sold for U.S. dollars, foreign denominated currency or currency units; amounts payable with respect to any such securities may likewise be payable in U.S. dollars, foreign denominated currency or currency units, in each case as the Company specifically designates.

Nationwide Financial Services Capital Trust II ("Nationwide Capital Trust II") and Nationwide Financial Services Capital Trust III ("Nationwide Capital Trust III" and collectively, the "Nationwide Trusts"), each a statutory business trust formed under the laws of the State of Delaware, may offer and sell, from time to time, preferred securities representing undivided beneficial interests in the assets of the respective Nationwide Trust ("Preferred Securities"). The payment of periodic cash distributions ("distributions") with respect to Preferred Securities out of monies held by the Property Trustee (as defined herein) of each of the Nationwide Trusts and payments on liquidation of each Nationwide Trust and on redemption of Preferred Securities of such Nationwide Trust, will be guaranteed by the Company as and to the extent described herein (each, a "Preferred Securities Guarantee"). See "Description of the Preferred Securities Guarantees." The Company's obligation under each Preferred Securities Guarantee is an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all other liabilities of the Company, including the Senior Debt Securities and the Subordinated Debt Securities, except those made pari passu or subordinate by their terms, and (ii) senior to all capital stock now or hereafter issued by the Company and to any guarantee now or hereafter entered into by the Company in respect of any of its capital stock. Subordinated Debt Securities may be issued and sold from time to time in one or more series to a Nationwide Trust, or a trustee of such Nationwide Trust, in connection with the investment of the proceeds from the offering of Preferred Securities and Common Securities (as defined herein) of such Nationwide Trust. The Subordinated Debt Securities purchased by a Nationwide Trust may be subsequently distributed pro rata to holders of Preferred Securities and Common Securities in connection with the dissolution of such Nationwide Trust upon the occurrence of certain events as may be described in an accompanying Prospectus Supplement.

Specific terms of the particular Senior Debt Securities, Subordinated Debt Securities, Preferred Stock, Depositary Shares, Class A Common Stock, Preferred Securities and the related Preferred Securities Guarantee, in respect of which this Prospectus is being delivered (the "Offered Securities") will be set forth in an accompanying Prospectus Supplement or Supplements, together with the terms of the offering of the Offered Securities, the initial price thereof and the net proceeds from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Offered Securities, certain terms thereof, including, where applicable, (i) in the case of Senior Debt Securities and Subordinated Debt Securities, the ranking as senior or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price, maturity, interest rate (which may be fixed or variable), if any, the time and method of calculating interest payments, if any, time of payment of interest, if any, any listing on a securities exchange, authorized denomination, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or units in which principal, premium, if any, or interest, if any, is payable, public offering price, the right of the Company, if any, to defer payment or interest on the Subordinated Debt Securities and the maximum length of any such deferral period, and any other specific terms of the Debt Securities; (ii) in the case of Preferred Stock, the specific designation, number of shares, purchase price and the rights, preferences and privileges thereof and any qualifications or restrictions thereon (including dividends, liquidation value, voting rights, terms for the redemption, conversion or exchange thereof and any other specific terms of the Preferred Stock), listing, if any, on a securities exchange and whether the Company has elected to offer the Preferred Stock in the form of Depositary Shares and the terms thereof; (iii) in the case of Class A Common Stock, the number of shares offered, the initial offering price, market price and dividend information; and (iv) in the case of Preferred Securities of a Nationwide Trust, the specific designation, number of securities, liquidation amount per security, initial public offering price, and any listing on a securities exchange, distribution rate (or method of calculation thereof), dates on which distributions shall be payable and dates from which distributions shall accrue, voting rights, if any, terms for any conversion or exchange into other securities, any redemption or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to the Preferred Securities.

The Offered Securities may be offered in amounts, at prices and on terms to be determined at the time of offering; provided, however, that the aggregate offering price to the public of the Offered Securities will be limited to $1,000,000,000. Any Prospectus Supplement relating to any Offered Securities will contain information concerning certain United States federal income tax considerations, if applicable, to the Offered Securities.

The Company's Class A Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "NFS".

The Company and/or each of the Nationwide Trusts may sell the Offered Securities directly, through agents designated from time to time or through underwriters or dealers. See "Plan of Distribution" below. If any agents of the Company and/or any of the Nationwide Trusts or any underwriters or dealers are involved in the sale of the Offered Securities, the names of such agents, underwriters or dealers and any applicable commissions and discounts will be set forth in the related Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

THE DATE OF THIS PROSPECTUS IS MAY 29, 1998.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549, or at the public reference facilities of the regional offices in Chicago and New York. The addresses of these regional offices are as follows: 500 West Madison Street, Chicago, Illinois 60661, and 233 Broadway, New York, New York 10279. Copies of such material also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549, upon payment of the fees prescribed by the rules and regulations of the Commission. Reports, proxy statements, and other information concerning the Company may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

The Company and the Nationwide Trusts have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered by this Prospectus. This Prospectus does not contain all the information set forth in the Registration Statement and exhibits thereto. In addition, certain documents filed by the Company with the Commission have been incorporated in this Prospectus by reference. See "Incorporation of Certain Documents by Reference." Statements contained herein concerning the provisions of any document do not purport to be complete and, in each instance, are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is subject to and qualified in its entirety by such reference. For further information with respect to the Company, the Nationwide Trusts and the securities offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and the documents incorporated herein by reference.

No separate financial statements of any of the Nationwide Trusts have been included or incorporated by reference herein. The Company and the Nationwide Trusts do not consider that such financial statements would be material to holders of the Preferred Securities because (i) all of the voting securities of each of the Nationwide Trusts will be owned, directly or indirectly, by the Company, a reporting company under the 1934 Act, (ii) each of the Nationwide Trusts is a special purpose entity, has no operating history, has no independent operations and is not engaged in, and does not propose to engage in, any activity other than issuing Trust Securities (as defined herein) representing undivided beneficial interests in the assets of such Nationwide Trust and (iii) the Company's obligations described herein and in any accompanying Prospectus Supplement under the Declaration (as defined herein) of each of the Nationwide Trusts, the Preferred Securities Guarantee with respect to the Preferred Securities issued by each of the Nationwide Trusts, the Subordinated Debt Securities purchased by the Nationwide Trusts and the related Indenture, taken together, constitute a full and unconditional guarantee of payments due on the Preferred Securities of each of the Nationwide Trusts. See "The Nationwide Trusts," "Description of the Trust Preferred Securities," "Description of the Preferred Securities Guarantees" and "Description of the Debt Securities."

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

There are hereby incorporated by reference in the Prospectus the following documents previously filed by the Company (File No. 1-12785) with the Commission pursuant to the 1934 Act:

    1. Annual Report on Form 10-K for the fiscal year ended December 31, 1997 (including that portion of the Annual Report to Shareholders incorporated by reference therein);

    2. Quarterly Report on Form 10-Q for the quarter ended March 31, 1998; and

    3. Current Report on Form 8-K dated April 29, 1998.

All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in the Prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

The Company will provide without charge to each person, including any beneficial owner to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in the Prospectus (not including exhibits to the information that are incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such documents shall be directed to Nationwide Financial Services, Inc., One Nationwide Plaza, Columbus, Ohio 43215, Attention: Roger A. Craig, Counsel (telephone (614) 249-7111).

FOR NORTH CAROLINA INVESTORS: THE COMMISSIONER OF INSURANCE OF THE STATE OF NORTH CAROLINA HAS NOT APPROVED OR DISAPPROVED THIS OFFERING NOR HAS SUCH COMMISSIONER PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.

NO DEALER, SALESMAN OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY NATIONWIDE TRUST OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY OR ANY NATIONWIDE TRUST SINCE THE DATE HEREOF.

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Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars" or "U.S.$").

THE COMPANY

The Company, a Delaware corporation, was formed in November 1996 as a holding company for Nationwide Life Insurance Company ("NLIC") and the other companies within the Nationwide Insurance Enterprise (as defined below) that offer or distribute long-term savings and retirement products. The Nationwide Insurance Enterprise refers to Nationwide Mutual Insurance Company ("Nationwide Mutual") and its subsidiaries and affiliates, which includes over 100 companies that offer a wide range of insurance and investment products and services.

On March 11, 1997, the Company sold, in an initial public offering, approximately 23.6 million shares of its newly issued Class A Common Stock for net proceeds of approximately $524.2 million (the "Equity Offering"). In March 1997, the Company also sold in a companion public offering, $300 million aggregate principal amount of 8% Senior Notes (the "Notes Offering"), and Nationwide Financial Services Capital Trust, a subsidiary trust of the Company, sold in a companion public offering $100 million aggregate liquidation amount of 7.899% Capital Securities (the "Capital Securities Offering"). Aggregate net proceeds from the Equity Offering, the Notes Offering and the Capital Securities Offering totaled approximately $917 million. The Company contributed approximately $836.8 million of the proceeds to the capital of NLIC and retained approximately $80.2 million of the proceeds for general corporate purposes.

Prior to the Equity Offering, the Company was a wholly owned subsidiary of Nationwide Corporation ("Nationwide Corp."). Nationwide Corp. continues to own all of the outstanding shares of Class B common stock, par value $0.01 per share (the "Class B Common Stock," together with the Class A Common Stock, the "Common Stock"), of the Company, which represents approximately 81.6% of the total number of shares of Common Stock outstanding and approximately 97.8% of the combined voting power of the stockholders of the Company. Nationwide Corp. is a subsidiary of Nationwide Mutual Insurance Company ("Nationwide Mutual"), one of the controlling entities of the Nationwide Insurance Enterprise.

During 1996 and 1997, Nationwide Corp. and the Company completed restructuring transactions in anticipation of the Equity Offering to focus the business of the Company on long-term savings and retirement products. On September 24, 1996, NLIC declared a dividend payable to Nationwide Corp. on January 1, 1997 consisting of the outstanding shares of common stock of certain subsidiaries that do not offer or distribute long-term savings or retirement products. In addition, during 1996, NLIC entered into two reinsurance agreements whereby all of NLIC's accident and health and group life insurance business was ceded to two affiliates effective January 1, 1996. On January 27, 1997, Nationwide Corp. contributed the common stock of NLIC and three marketing and distribution companies to the Company.

In addition to the transactions discussed above, the Company paid, as part of the restructuring, $900 million of dividends to Nationwide Corp., $50 million on December 31, 1996 and $850 million on February 24, 1997.

The Company is a leading provider of long-term savings and retirement products. The Company offers variable annuities, fixed annuities and life insurance as well as mutual funds and pension products and administrative services. By developing and offering a wide variety of products, the Company believes that it has positioned itself to compete effectively in various stock market and interest rate environments. The Company markets its products through a broad spectrum of wholesale and retail distribution channels, including financial planners, pension plan administrators, securities firms, banks and Nationwide Mutual insurance agents.

The mailing address of the Company's principal executive office is One Nationwide Plaza, Columbus, Ohio 43215 and its telephone number is (614) 249-7111.

THE NATIONWIDE TRUSTS

Each of Nationwide Capital Trust II and Nationwide Capital Trust III is a statutory business trust formed on May 8, 1998 under the Delaware Business Trust Act (the "Business Trust Act") pursuant to a separate declaration of trust among the trustees named therein of each of the Nationwide Trusts and the Company and the filing of a certificate of trust with the Secretary of State of the State of Delaware. Each such declaration will be amended and restated in its entirety by the Company, as sponsor of the Nationwide Trusts, and the Nationwide Trustees (as defined below) of each of the Nationwide Trusts (as so amended and restated, the "Declaration") as of or prior to the date each of the Nationwide Trusts issues any Trust Securities. The Company will acquire securities representing common undivided beneficial interests in the assets of each of the Nationwide Trusts (the "Common Securities" and, together with the Preferred Securities, the "Trust Securities") in an aggregate liquidation amount equal to 3% or more of the total capital of each of the Nationwide Trusts.

The Common Securities of each of the Nationwide Trusts will rank pari passu, and payment will be made thereon pro rata, with the Preferred Securities of each of the Nationwide Trusts, except that, upon the occurrence and during the continuance of an event of default under the Declaration of a Nationwide Trust, the rights of the holders of the Common Securities of such Nationwide Trust to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the Preferred Securities of such Nationwide Trust. Each of the Nationwide Trusts exists for the exclusive purposes of (i) issuing the Trust Securities representing undivided beneficial interests in the assets of the Trust, (ii) investing the gross proceeds of the Trust Securities in Subordinated Debt Securities and (iii) engaging in only those other activities necessary or incidental thereto. The term of each of the Trusts will expire on May 8, 2053, but may be terminated earlier as provided in the applicable Declaration.

Each Nationwide Trust's business and affairs will be conducted by the trustees (the "Nationwide Trustees") appointed by the Company as direct or indirect holder of all of the Common Securities. The holder of Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Nationwide Trustees of a Nationwide Trust. The duties and obligations of the Nationwide Trustees shall be governed by the Declaration of such Nationwide Trust. A majority of the Nationwide Trustees (the "Regular Trustees") of each Nationwide Trust will be persons who are employees or officers of or affiliated with the Company. One Nationwide Trustee of each Nationwide Trust will be a financial institution which will be unaffiliated with the Company and which shall act as property trustee and as indenture trustee for purposes of the Trust Indenture Act of 1939 (the "Trust Indenture Act"), pursuant to the terms set forth in a Prospectus Supplement (the "Property Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, one Nationwide Trustee of each Nationwide Trust will have its principal place of business or reside in the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to the Nationwide Trusts and the offering of the Trust Securities. The Company will guarantee payment of distributions and payments on redemption or liquidation with respect to the Preferred Securities of each Nationwide Trust to the extent the applicable Nationwide Trust has funds available therefor.

The place of business and the telephone number of each of the Nationwide Trusts are the principal executive offices and telephone number of the Company.

USE OF PROCEEDS

Each Nationwide Trust will use all proceeds received from the sale of its Trust Securities to purchase Subordinated Debt Securities of the Company. Unless otherwise set forth in a Prospectus Supplement with respect to the proceeds from the sale of the particular Offered Securities to which such Prospectus Supplement relates, the net proceeds from the sale of the Offered Securities are expected to be used by the Company for general corporate purposes, which may include investments in or advances to subsidiaries, possible acquisitions of financial services companies or assets thereof, working capital, repayment or redemption of outstanding debt, and other corporate purposes. Pending such use, the net proceeds may be temporarily invested.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends for the Company and its subsidiaries on a consolidated basis for the year ended December 31, 1997, and for the three months ended March 31, 1998.

	Three Months Ended March 31, 1998	Year Ended December 31, 1997
Ratio of Earnings to Fixed Charges(1)(2)	17.5x	16.6x

(1) The Company has authority to issue up to 50,000,000 shares of Preferred Stock; however, there are currently no shares outstanding and the Company currently does not have a Preferred Stock dividend obligation. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is equal to the ratio of earnings to fixed charges and is not disclosed separately.

(2) The ratio of earnings to fixed charges is calculated by dividing earnings (income from continuing operations before income taxes plus fixed charges) by fixed charges (interest expense on debt). Fixed charges do not include interest credited to policyholder account balances of $1,016.6 million for the year ended December 31, 1997 and $261.9 million for the three months ended March 31, 1998.

DESCRIPTION OF THE DEBT SECURITIES

The Company's Senior Debt Securities and Subordinated Debt Securities (collectively, for purposes of this Section only, the "Debt Securities"), consisting of notes, debentures or other evidences of indebtedness, may be issued from time to time in one or more series, in the case of Senior Debt Securities, under a Senior Indenture (the "Senior Debt Indenture") to be entered into between the Company and Wilmington Trust Company, as Trustee, and in the case of Subordinated Debt Securities, under a Subordinated Indenture (the "Subordinated Debt Indenture") to be entered into between the Company and Wilmington Trust Company, as Trustee. The Senior Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures." Wilmington Trust Company, in its capacity as trustee under either or both of the Indentures, is referred to hereinafter as the "Indenture Trustee." The Indentures are included as exhibits to the Registration Statement of which this Prospectus is a part. The following description summarizes the material terms of the Indentures and the Debt Securities and is qualified in its entirety by reference to the detailed provisions of the applicable Indenture, which contains the full text of such provisions, including the definition of certain terms used herein, and other information regarding the Debt Securities. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. The Indentures are substantially identical except for provisions relating to subordination and the Company's negative pledge and restrictions on certain dispositions. Any Debt Securities offered by this Prospectus and the accompanying Prospectus Supplement are referred to herein as the "Offered Debt Securities."

General

The Debt Securities will be unsecured senior or subordinated obligations of the Company. The Indentures do not limit the aggregate principal amount of indebtedness that may be issued and provide that Debt Securities may be issued from time to time in one or more series and may be denominated and payable in foreign currencies or units based on or related to foreign currencies, including European Currency Units. Special United States federal income tax considerations applicable to any Debt Securities so denominated will be described in the relevant Prospectus Supplement.

Reference is made to the applicable Prospectus Supplement which will accompany this Prospectus for the following terms of and information relating to the Offered Debt Securities offered thereby (to the extent such terms are applicable to such Debt Securities): (i) classification as senior or subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denomination; (ii) currency or units based on or relating to currencies in which the Offered Debt Securities are denominated and/or in which principal, premium, if any, and/or any interest will or may be payable; (iii) any date or dates upon which the principal of the Offered Debt Securities is payable; (iv) interest rate or rates (which may be fixed or variable) or the method by which such rate will be determined, if any; (v) the dates on which any such interest will be payable; (vi) the place or places where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable; (vii) any mandatory or optional redemption, repayment or sinking fund provisions; (viii) whether the Offered Debt Securities will be issuable in registered form ("Registered Debt Securities") or bearer form ("Bearer Debt Securities") or both and, if Bearer Debt Securities are issuable, any restrictions applicable to the place of payment of any principal of, premium, if any, and interest, if any, on such Bearer Debt Securities, the exchange of one form for another and the offer, sale and delivery of such Bearer Debt Securities (except that Registered Debt Securities will not be exchangeable into Bearer Debt Securities except in certain circumstances); (ix) whether the Debt Securities will be issuable in whole or in part in global form and, if so, the identity of the Depositary for such Securities and the terms and conditions, if any, upon which such Securities may be exchanged in whole or in part for other definitive securities; (x) any applicable United States federal income tax consequences; (xi) the proposed listing, if any, of the Offered Debt Securities on any securities exchange; (xii) any variation to the provisions of the Indenture with respect to the satisfaction and discharge of the Company's indebtedness and obligations, or termination of certain covenants and Events of Default under the Indenture, with respect to the Debt Securities by deposit of money or Government Obligations; (xiii) any trustee (other than Wilmington Trust Company), depositary, authenticating or paying agent, transfer agent, registrar or other agent with respect to the Debt Securities; (xiv) the right of the Company, if any, to defer payments of interest on the Subordinated Debt Securities and (xv) any other specific terms of the Offered Debt Securities, including any modifications of or additions to the events of default or covenants provided for with respect to such Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations not inconsistent with the applicable Indenture.

Debt Securities may be presented for exchange and Registered Debt Securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the applicable Indenture. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the applicable Indenture. Bearer Debt Securities and the coupons, if any, appertaining thereto will be transferable by delivery.

Debt Securities may bear interest at a fixed rate or a floating rate. Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted Debt Securities or to certain Debt Securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

Debt Securities may be issued, from time to time, with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such Debt Securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity indices or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable Prospectus Supplement.

Global Debt Securities

The Debt Securities of a series may be issued in global form. Registered Debt Securities issued in global form (each a "Registered Global Security") will be deposited with a depositary (a "Depositary") or with a nominee for a Depositary identified in the Prospectus Supplement relating to such series and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Registered Debt Securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged in whole for Debt Securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will apply to all such depositary arrangements.

Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Debt Securities represented by such Registered Global Security beneficially owned by such participants. Initially, the accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Debt Securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the Debt Securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person owns through a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the applicable Indenture. The Company understands that under existing securities industry practices, if the Company requests any action of holders or if an owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the applicable Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

Payments of principal of and premium, if any, and interest, if any, on a Registered Global Security will be made to such Depositary or its nominee, as the case may be. None of the Company, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

The Company expects that the Depositary for any Registered Global Security, upon receipt of any payment of principal, premium or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such registered Global Security as shown on the records of such Depositary.

The Company also expects that payments by participants to owners of beneficial interests in such registered Global Security owned through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such participants.

If the Depositary for any Registered Global Security is at any time unwilling or unable to continue as Depositary or ceases to be a clearing agency registered under the 1934 Act, and a successor depositary registered as a clearing agency under the 1934 Act is not appointed by the Company within 90 days, the Company will issue such Debt Securities in definitive form in exchange for such Registered Global Security. In addition, the Company may at any time and in its sole discretion determine not to have any of the Debt Securities of a series represented by one or more registered Global Securities and, in such event, will issue Debt Securities of such series in a definitive form in exchange for all of the Registered Global Security or Securities representing such Debt Securities. Any Debt Securities issued in definitive form in exchange for a registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

Bearer Debt Securities of a series may also be issued in global form (each a "Bearer Global Security") that will be deposited with a common depositary for Euro-clear and CEDEL, or with a nominee for such depositary identified in the Prospectus Supplement relating to such series. The specific terms and procedures, including the specific terms of the depositary arrangement and any specific procedures for the issuance of Debt Securities in definitive form in exchange for a Bearer Global Security, with respect to any portion of a series of Debt Securities to be represented by a Bearer Global Security will be described in the Prospectus Supplement relating to such series.

Certain Covenants of the Company

Limitations on Liens. The Senior Debt Indenture provides that the Company and its Restricted Subsidiaries (as defined below) may not issue, assume, incur or guarantee any indebtedness for borrowed money secured by a mortgage, pledge, lien or other encumbrance (except for certain liens specifically permitted by the Senior Debt Indenture), directly or indirectly, upon any shares of the Voting Stock (as defined in the Senior Debt Indenture) of a Restricted Subsidiary which shares are owned by the Company or its Restricted Subsidiaries without effectively providing such Senior Debt Securities (and if the Company so elects any other indebtedness of the Company ranking on a parity with the Securities) issued under the Senior Debt Indenture shall be secured equally and ratably with, or prior to, any such secured indebtedness so long as such indebtedness remains outstanding. The foregoing restrictions, however, do not apply to liens upon any shares of Voting Stock of any corporation existing at the time such corporation becomes a Restricted Subsidiary and extensions, renewals or replacements thereof. (Senior Debt Indenture Section 3.9)

The term "Restricted Subsidiary" means (a) so long as they are Subsidiaries of the Company, NLIC and Nationwide Life and Annuity Insurance Company; (b) any other present or future Insurance Subsidiary the Consolidated Total Assets (as defined in the Senior Debt Indenture) of which constitute 20% or more of the Consolidated Total Assets of the Company; and (c) any Subsidiary which is a successor, by merger or otherwise, to substantially all of the business or properties of any Insurance Subsidiary referred to or described in the foregoing clauses (a) or (b). The term "Subsidiary" means any corporation, partnership or other entity more than 50% of the shares of Voting Stock of which is at the time of determination owned or controlled, directly or indirectly, by the Company. The term "Insurance Subsidiary" means a Subsidiary registered in the state of its domicile under the insurance laws of such state and qualified to sell insurance products. (Senior Debt Indenture, Section 1.1)

Consolidation, Merger and Sale of Assets. The Senior Debt Indenture and the Subordinated Debt both provide that the Company shall not consolidate or merge with or into another person, or transfer or lease all or substantially all its assets to another person, or purchase all or substantially all the assets of another person unless the Company shall be the continuing corporation, or the successor corporation or person to which such assets are transferred or leased shall be organized under the laws of the United States or any state thereof or the District of Columbia and shall expressly assume the Company's obligations on the Debt Securities and under such Indenture, and immediately thereafter, the Company or the successor person (if other than the Company) would not be in default in the performance of any covenant or condition contained in the Indenture. (Senior and Subordinated Debt Indentures Section 9.1)

This covenant would not apply to any recapitalization transaction, a change of control of the Company or a highly leveraged transaction unless such transactions or change of control were structured to include a merger or consolidation or transfer or lease of the Company's assets substantially as an entirety. Except as may be described in a Prospectus Supplement applicable to a particular series of Debt Securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or that would otherwise afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

Restrictions on Certain Dispositions. The Senior Debt Indenture provides that as long as any of the Senior Debt Securities remain outstanding, the Company will not, and will not permit any Restricted Subsidiary to, issue, sell, assign, transfer or otherwise dispose of, directly or indirectly, any of the Voting Stock of any Restricted Subsidiary, unless (a) the issuance, sale, assignment, transfer or other disposition is required to comply with the order of a court or regulatory authority of competent jurisdiction, other than an order issued at the request of the Company or of one of its Restricted Subsidiaries; (b) the shares of Voting Stock issued, sold, assigned, transferred or otherwise disposed of constitute directors' qualifying shares; (c) all of the Voting Stock of a Restricted Subsidiary then owned by the Company or by its Restricted Subsidiaries is disposed of, in a single transaction or in a series of related transactions, for a consideration consisting of cash or other property the fair market value of which (as determined in good faith by the Board of Directors) is at least equal to the Fair Value (as defined below) of such Voting Stock; or (d) after giving effect to the issuance, sale, assignment, transfer or other disposition, the Company and its Restricted Subsidiaries would own directly or indirectly at least 80% of the issued and outstanding Voting Stock of such Restricted Subsidiary and such issuance, sale, assignment, transfer or other disposition is made for a consideration consisting of cash or other property which is at least equal to the Fair Value of such Voting Stock. (Senior Debt Indenture Section 9.3) The term "Fair Value" when used with respect to any Voting Stock means the fair value as determined in good faith by the Board of Directors of the Company. (Senior Debt Indenture, Section 1.1) The Senior Debt Indenture does not restrict the transfer of assets from a Restricted Subsidiary to any person, including the Company or another subsidiary of the Company.

Events of Default

An Event of Default is defined under both the Senior Debt Indenture and the Subordinated Debt Indenture with respect to Debt Securities of any series issued under such Indenture as being: (a) default in payment of all or any part of the principal of the Debt Securities of such series when due, either at maturity (or upon any redemption), by declaration or otherwise; (b) default for 30 days in payment of any interest on any Debt Securities of such series; (c) default in payment of any sinking fund installment when due; (d) failure of the Company to observe or perform any other covenant or agreement in the Debt Securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of Debt Securities other than such series after 60 days written notice as provided in such Indenture; (e) certain events of bankruptcy, insolvency or reorganization; (f) an event of default with respect to any other indebtedness for borrowed money (other than non-recourse obligations) of the Company or any of its Restricted Subsidiaries, in an aggregate principal amount exceeding $50,000,000, if such event of default shall result in the acceleration of such other indebtedness under the terms of the instrument under which such indebtedness is issued or secured, so long as such acceleration is not cured, waived, rescinded or annulled, or such indebtedness is not discharged, within 10 days after written notice thereof as provided in such Indenture; provided that if any such acceleration shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured; and (g) any other Event of Default provided in the supplemental indenture under which such series of Debt Securities is issued or in the form of Debt Security for such series. (Senior and Subordinated Debt Indentures Section 5.1)

The Senior Debt Indenture provides that (a) if an Event of Default (other than an Event of Default specified in clause (b) below) with respect to any series of Debt Securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of such series may declare the principal of all Debt Securities of such series to be due and payable immediately, and (b) if an Event of Default due to certain events of bankruptcy, insolvency or reorganization shall have occurred, the principal amount on all outstanding Debt Securities shall automatically become due and payable. However, upon certain conditions such declarations may be annulled and past defaults may be waived (except continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of majority in principal amount of such series of Debt Securities then outstanding. (Senior Debt Indenture Sections 5.1 and 5.10).

The Subordinated Debt Indenture provides that (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on, any series of Debt Securities issued under such Indenture or due to the default in the performance or breach of any other covenant or agreement of the Company applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all Debt Securities of each such affected series and interest accrued thereon to be due and payable immediately, (b) if an Event of Default due to a default in the performance of any of the covenants or agreements in such Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding shall have occurred and be continuing, either the Indenture Trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under such Indenture then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately and (c) if an Event of Default due to certain events of bankruptcy, insolvency or reorganization shall have occurred, the principal amount on all outstanding Debt Securities shall automatically become due and payable. However, upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such Debt Securities) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding. (Subordinated Debt Indenture Sections 5.01 and 5.02)

The Senior Debt Indenture and the Subordinated Debt Indenture both contain a provision entitling the Indenture Trustee, subject to the duty of the Trustee during the event of default to act with the required standard of care, to be assured of reasonable indemnity or security by the holders of Debt Securities issued under either such Indenture requesting the Indenture Trustee to exercise any right or power under either such Indenture before proceeding to exercise any such right or power at the request of such holders. (Senior and Subordinated Debt Indentures Section 6.2) Subject to such provisions in each such Indenture for the indemnification of the Indenture Trustee and certain other limitations, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of any affected series issued under such Indenture may direct the time, method and place of conducting any proceedings for any remedy available to the Indenture Trustee, or exercising any trust or power conferred on the Indenture Trustee. (Senior and Subordinated Debt Indentures Section 5.9 and 5.12)

The Senior Debt Indenture and the Subordinated Debt Indenture both provide that no holder of Debt Securities issued under either such Indenture may institute any action against the Company under either such

Indenture (except as set forth above and actions for payment of overdue principal, premium, if any, or interest) unless such holder previously shall have given to the Indenture Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in aggregate principal amount of the Debt Securities of (i) any series, with regard to such series, issued under the Senior Indenture, and (ii) all affected series (treated as one class) issued under the Subordinated Indenture, and then outstanding shall have requested the Indenture Trustee to institute such action and shall have offered the Indenture Trustee reasonable indemnity, the Indenture Trustee shall not have instituted such action within 60 days of such request and the Indenture Trustee shall not have received direction inconsistent with such written request by the holders of a majority in aggregate principal amount of the Debt Securities of (i) the series as to which such notice was given, under the Senior Indenture, and (ii) each affected series (treated as one class) issued under the Subordinated Indenture, and then outstanding. (Senior Debt Indenture Sections 5.6 and 5.9 and Subordinated Debt Indenture Sections 5.07 and 5.12)

If the Subordinated Debt Securities of any series are then held by a statutory trust created by the Company for the purpose of issuing preferred securities and common securities and purchasing a series of Subordinated Debt Securities with the proceeds thereof, each holder of the preferred securities of the trust may bring suit directly against the Company for the enforcement of payment to such holder in respect of the Subordinated Debt Securities of such series held by the trust in a principal amount equal to the aggregate liquidation amount of the preferred securities held by such holder. At least a majority of such holders of preferred securities of the trust must consent to any waiver of an Event of Default with respect to the series of Subordinated Debt Securities held by the trust and each such holder must consent to any supplemental indenture that would adversely affect the interests of such holders. (Subordinated Indenture Sections 5.7, 5.10 and 8.2)

The Senior Debt Indenture and the Subordinated Debt Indenture both contain a covenant that the Company will file annually with the Indenture Trustee a certificate of no default or a certificate specifying any default that exists. (Senior and Subordinated Debt Indentures Section 3.4)

Discharge, Defeasance and Covenant Defeasance

If indicated in the applicable Prospectus Supplement, the Company can discharge or defease its obligations under each Indenture as set forth below. (Senior and Subordinated Debt Indentures Article X and Section 2.3)

The Company may discharge certain obligations to holders of any series of Debt Securities issued under either the Senior Debt Indenture or the Subordinated Debt Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the Trustee (a) cash, (b) if securities of such series are not subject to repayment at the option of the holders, U.S. Government Obligations (as defined in either such Indenture), or (c) a combination thereof, in an amount certified by a nationally recognized firm of independent certified public accountants to be sufficient to pay the principal of, premium, if any, and interest, if any, on such Debt Securities, and any mandatory sinking fund payments applicable to such securities.

If indicated in the applicable Prospectus Supplement, the Company may elect either (i) to defease and be discharged from any and all obligations with respect to the Debt Securities of or within any series (except as otherwise provided in the relevant Indenture) ("defeasance") or (ii) to be released from its obligations with respect to certain covenants applicable to the Debt Securities of or within any series ("covenant defeasance"), upon the deposit with the relevant Indenture Trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient, without reinvestment, to pay the principal of and any premium or interest on such Debt Securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, the Company must, among other things, deliver to the Trustee an opinion of counsel to the effect that the holders of such Debt Securities and any Coupons pertaining thereto will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant Indenture. (Senior and Subordinated Debt Indentures Section 10.6)

The Company may exercise its defeasance option with respect to such Debt Securities notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its defeasance option, payment of such Debt Securities may not be accelerated because of an Event of Default. (Senior and Subordinated Debt Indentures Section 10.6) If the Company exercises its covenant defeasance option, payment of such Debt Securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which such covenant defeasance is applicable. However, if such acceleration were to occur by reason of another Event of Default, the realizable value at the acceleration date of the money and Government Obligations in the defeasance trust could be less than the principal and interest then due on such Debt Securities, in that the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

Modification of the Indentures

The Senior Debt Indenture and the Subordinated Debt Indenture both provide that the Company and the Trustee may enter into supplemental indentures without the consent of the holders of Debt Securities to: (a) secure any Debt Securities, (b) evidence the assumption by a successor corporation of the obligations of the Company, (c) add covenants for the protection of the holders of Debt Securities, (d) cure any ambiguity or correct any inconsistency in such Indenture, provided that such cure or correction does not adversely affect the holders of such Debt Securities, (e) establish the forms or terms of Debt Securities of any series and (f) evidence the acceptance of appointment by a successor trustee. (Senior and Subordinated Debt Indentures Section 8.1)

The Senior Debt Indenture and the Subordinated Debt Indenture both also contain provisions permitting the Company and the Indenture Trustee, with the consent of the holders of not less than a majority in aggregate principal amount of Debt Securities of all series issued under such Indenture then outstanding and affected (voting as one class), to add any provisions to, or change in any manner or eliminate any of the provisions of, any Indenture or modify in any manner the rights of the holders of the Debt Securities of each series so affected; provided that the Company and the Indenture Trustee may not, without the consent of the holder of each outstanding Debt Security affected thereby, (a) extend the stated maturity of the principal of any Debt Security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof or change the currency in which the principal thereof (including any amount in respect of original issue discount), premium, if any, or interest thereon is payable or reduce the amount of any original issue discount Debt Security that is payable upon acceleration or provable in bankruptcy or alter certain provisions of either such Indenture relating to the Debt Securities issued thereunder not denominated in U.S. dollars or impair the right to institute suit for the enforcement of any payment on any Debt Security when due or (b) reduce the aforesaid percentage in aggregate principal amount of Debt Securities of any series issued under either such Indenture, the consent of the holders of which is required for any such modification. (Senior and Subordinated Debt Indentures Section 8.2)

The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture Section 8.6)

Subordination

Payment of the principal of, premium, if any, and interest on Debt Securities issued under the Subordinated Debt Indenture will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all "Senior Indebtedness" of the Company. The Subordinated Debt Indenture defines "Senior Indebtedness" as the principal of and premium, if any, and interest on (a) all indebtedness of the

Company, whether outstanding on the date of the Subordinated Debt Indenture or thereafter created, (i) for money borrowed by the Company, (ii) for money borrowed by, or obligations of, others and either assumed or guaranteed, directly or indirectly, by the Company, (iii) in respect of letters of credit and acceptances issued or made by banks, or (iv) constituting purchase money indebtedness, or indebtedness secured by property included in the property, plant and equipment accounts of the Company at the time of the acquisition of such property by the Company, for the payment of which the Company is directly liable, and (b) all deferrals, renewals, extensions and refundings of, and amendments, modifications and supplements to, any such indebtedness. As used in the preceding sentence, the term "purchase money indebtedness" means indebtedness evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, unless by its terms such indebtedness is subordinate to other indebtedness of the Company. Notwithstanding anything to the contrary in the Subordinated Debt Indenture or the Subordinated Debt Securities, Senior Indebtedness shall not include, (i) any indebtedness of the Company which, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or pari passu with the Subordinated Debt Securities or (ii) any indebtedness of the Company to a Subsidiary of the Company. (Subordinated Debt Indenture Section 1.1) The Subordinated Debt Indenture does not contain any limitation on the amount of Senior Indebtedness that can be incurred by the Company.

In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Company or its property, or (b) that Subordinated Debt Securities of any series are declared due and payable before their expressed maturity because of the occurrence of an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture (under circumstances other than as set forth in clause (a) above), then the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon in money or money's worth, before the holders of any of such Subordinated Debt Securities or coupons appertaining thereto are entitled to receive a payment on account of the principal of, premium, if any, or interest on the indebtedness evidenced by such Subordinated Debt Securities or of such coupons appertaining thereto. In the event and during the continuation of any default in payment of any Senior Indebtedness or if any Event of Default shall exist under any Senior Indebtedness, as "Event of Default" is defined therein or in the agreement under which the same is outstanding, no payment of the principal or interest on the Subordinated Debt Securities or coupons shall be made. (Subordinated Debt Indenture, Article XIII) If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement will set forth the approximate amount of Senior Indebtedness outstanding as of the end of the most recent fiscal quarter.

Governing Law

The Indentures and the Debt Securities will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent the Trust Indenture Act shall be applicable. (Senior and Subordinated Debt Indentures Section 11.8)

Concerning the Trustee

Wilmington Trust Company is one of a number of banks with which the Company and its subsidiaries maintain ordinary banking and trust relationships.


DESCRIPTION OF CAPITAL STOCK


Authorized Capital Stock

The following statements are subject to and qualified in their entirety by reference to detailed provisions of the Company's Restated Certificate of Incorporation (the "Certificate") and Restated Bylaws (copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part).

The Company is currently authorized to issue 750 million shares of Class A Common Stock, 750 million shares of Class B Common Stock and 50 million shares of Preferred Stock. The shares of Class A Common Stock and Class B Common Stock are identical in all respects except for voting rights and certain conversion rights and transfer restrictions regarding the shares of Class B Common Stock as described below.

Common Stock

Voting. All outstanding shares of Common Stock are fully paid and nonassessable. Except for the Equity Purchase Rights (as defined below), holders of Common Stock do not have any preemptive rights to subscribe for or purchase any additional securities issued by the Company. No redemption or sinking fund provisions are associated with the Common Stock. Cumulative voting is not permitted by holders of Common Stock.

The Company has agreed that, to the extent permitted by the NYSE and so long as Nationwide Mutual controls at least 50% of the combined voting power of the outstanding voting stock of the Company, Nationwide Corp. may purchase its pro rata share (based on its then current percentage voting interest in the Company) of any voting equity securities to be issued by the Company (excluding any such securities offered pursuant to employee stock options or other benefit plans, divided reinvestment plans and other offerings other than for cash) (the "Equity Purchase Rights").

The holders of Class B Common Stock are entitled to ten votes per share. The holders of Class A Common Stock are entitled to one vote per share. Proposals submitted to a vote of stockholders will be voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class. At all meetings of the stockholders of the Company, the presence of holders of record entitled to exercise at least a majority of the voting power of the Company, represented in person or by proxy, shall constitute a quorum for the transaction of business; and the affirmative vote of the holders, represented in person or by proxy, of a majority of the Common Stock present at a meeting at which a quorum is in existence shall be the act of the stockholders of the Company. The superior voting rights of the Class B Common Stock might discourage unsolicited merger proposals and unfriendly tender offers.

Transfer. The Certificate does not contain any restrictions on the transfer of shares of Class A Common Stock. Upon any sale or other transfer of shares of Class B Common Stock to any person or persons other than a member of the Nationwide Insurance Enterprise, such shares of Class B Common Stock will be converted into an equal number of shares of Class A Common Stock.

Conversion. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. If at any time after the initial issuance of shares of Class A Common Stock the number of outstanding shares of Class B Common Stock falls below 5% of the aggregate number of issued and outstanding shares of Common Stock, then each outstanding share of Class B Common Stock shall automatically convert into one share of Class A Common Stock. In the event of any sale or transfer of shares of Class B Common Stock to any person or persons other than a member of the Nationwide Insurance Enterprise shares of Class B Common Stock so transferred shall be automatically converted into an equal number of shares of Class A Common Stock.

Dividends. Holders of Common Stock are entitled to receive cash dividends pro rata on a per share basis if and when such dividends are declared by the Board of Directors of the Company from funds legally available therefor. In the case of any dividend paid other than in cash or Common Stock (or securities convertible into or exchangeable for Common Stock), holders of Class A Common Stock and Class B Common Stock are entitled to receive such dividend pro rata on a per share basis. Dividends paid in Common Stock (or securities convertible into or exchangeable for Common Stock) may be paid in shares of Class A Common Stock (or securities convertible into or exchangeable for Class A Common Stock) on the Class A Common Stock and in shares of Class B Common Stock or securities convertible into or exchangeable for Class B Common Stock) on the Class B Common Stock.

Liquidation, Merger or Consolidation.   Holders of Class A Common Stock and Class B Common Stock share with each other on a ratable basis as a single class in the net assets of the Company available for distribution in respect of the Common Stock in the event of liquidation or any payments made on the Common Stock in the event of a merger or consolidation of the Company.

Preferred Stock

The following summary contains a description of certain general terms of the Preferred Stock to which any Prospectus Supplement may relate. Certain terms of Preferred Stock offered by any Prospectus Supplement will be described in the Prospectus Supplement relating thereto. If so specified in the Prospectus Supplement, the terms of any series differ from the terms set forth below. As described under "Description of Depositary Shares", the Company may, at its option, elect to offer Depositary Shares evidenced by depositary receipts ("Depositary Receipts"), each representing an interest (to be specified in the Prospectus Supplement relating to the particular series of the Preferred Stock) in a share of the particular series of the Preferred Stock issued and deposited with a Preferred Stock Depositary (as defined herein).

The description of certain provisions of the Preferred Stock does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Certificate and the amendment thereto relating to each particular series of Preferred Stock (the "Series Amendment") which will be filed or incorporated by reference, as the case may be, as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such Preferred Stock.

General.   Under the Certificate, the Board of Directors is authorized, without further stockholder action, to provide for the issuance of up to 50 million shares of Preferred Stock. As of the date hereof, no shares of Preferred Stock were outstanding. The Board of Directors may from time to time authorize issuance of shares of Preferred Stock in series, and each such series shall have such dividend and liquidation preferences, redemption pries, conversion rights, and other terms and provisions as may be contained in the resolutions of the Board of Directors providing for their issuance. All shares of Preferred Stock offered hereby will be, when issued, fully paid and non-assessable and holders thereof will have no preemptive rights in connection therewith.

Rank.   Any series of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank (i) senior to all classes of Common Stock and to all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank junior to such series of Preferred Stock; (ii) pari passu with all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank on a parity with such series of Preferred Stock; and (iii) junior to all equity securities issued by the Company, the terms of which specifically provide that such equity securities will rank senior to such series of Preferred Stock. As used in any Series Amendment for these purposes, the term "equity securities" will not include any debt securities convertible or exchangeable for equity securities.

Dividends.   Holders of each series of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both. Dividends will be payable to holders of record of Preferred Stock as they appear on the books of the Company on such record dates as shall be fixed by the Board of Directors. Dividends on any series of Preferred Stock may be cumulative or noncumulative.

No full dividends may be declared or paid or funds set apart for the payment of dividends on any series of Preferred Stock unless dividends shall have been paid or funds set apart for such payment on the equity securities ranking on a parity with respect to dividends with such series of Preferred Stock. If full dividends are not so paid, such series of Preferred Stock shall share dividends pro rata with such other equity securities.

Conversion and Exchange.   The Prospectus Supplement for any series of Preferred stock will state the terms, if any, on which shares of that series are convertible into shares of another series of Preferred Stock or

Class A Common Stock or exchangeable for another series of Preferred Stock, Class A Common Stock or Debt Securities of the Company. The Class A Common Stock of the Company is described under "—Common Stock."

Redemption. A series of Preferred Stock may be redeemable at any time, in whole or in part, at the option of the Company or the holder thereof and may be subject to mandatory redemption pursuant to a sinking fund or otherwise upon terms and at the redemption prices set forth in the Prospectus Supplement relating to such series.

In the event of partial redemptions of Preferred Stock, whether by mandatory or optional redemption, the shares to be redeemed will be determined by lot or pro rata, as may be determined by the Board of Directors, or by any other method determined to be equitable by the Board of Directors.

On and after a redemption date, unless the Company defaults in the payment of the redemption price, dividends will cease to accrue on shares of Preferred Stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, holders of each series of Preferred Stock will be entitled to receive out of assets of the Company available for distribution to stockholders, before any distribution is made on any securities ranking junior with respect to liquidation, including Common Stock, distributions upon liquidation in the amount set forth in the Prospectus Supplement relating to such series of Preferred Stock, plus an amount equal to any accrued and unpaid dividends. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to the Preferred Stock of any series and any other securities of the Company ranking on a parity with respect to liquidation rights are not paid in full, the holders of the Preferred Stock of such series and such other securities will share ratably in any such distribution of assets of the Company in proportion to the full liquidation preferences to which each is entitled. After payment of the full amount of the liquidation preference to which they are entitled, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets of the Company.

Voting Rights. Except as set forth in the Prospectus Supplement relating to a particular series of Preferred Stock or except as expressly required by applicable law, the holders of shares of Preferred Stock will have no voting rights.

Transfer Agent and Registrar. The transfer agent and registrar for each series of Preferred Stock will be described in the applicable Prospectus Supplement.

Certain Certificate and Bylaw Provisions

Certain provisions of the Company's Certificate and Bylaws, summarized in the following paragraphs, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price for shares held by stockholders.

Classified Board of Directors. The Certificate provides for the Board of Directors of the Company to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year at the annual meeting of stockholders. The Board of Directors believes that a classified board of directors will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors because continuity and stability in the composition of the Board of Directors and in the policies formulated by it will be enhanced by the staggered three-year terms.

The classified board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provisions could delay stockholders who do not like the policies of the Board of Directors from removing a majority of the Board of Directors for two years.

Number of Directors; Removal; Filling Vacancies.   The Certificate provides that the Board of Directors will consist of one to fifteen members, the exact number to be fixed from time to time by resolution adopted by a majority of the entire Board of Directors assuming no vacancies. The Board of Directors currently consists of eleven directors. Further, subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate authorizes the Board of Directors to fill newly created directorships. Accordingly, this provision could prevent a stockholder from obtaining majority representation on the Board of Directors by remitting the Board of Directors to enlarge the Board of Directors and fill the new directorships with its own nominees. A director so elected by the Board of Directors holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified. Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Certificate also provides that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding voting power of the Company. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling the vacancies created by such removal with its own nominees.

Special Meetings of Stockholders.   The Bylaws provide that special meetings of stockholders may be called by the Chairman of the Board of Directors, the Chairman and Chief Executive Officer-Nationwide Insurance Enterprise or the President and Chief Operating Officer and shall be called by the Secretary at the request in writing of a majority of the Board of Directors. Stockholders are not permitted to call special meetings of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations.   The Company's Bylaws provide in order to properly submit any business to, or to nominate any person for election to the Board of Directors at an annual meeting of stockholders, a stockholder must provide timely notice thereof in writing to the Secretary of the Company. To be considered timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Company (i) not less than 60 days nor more than 90 days before the first anniversary date of the Company's proxy statement in connection with the last annual meeting of stockholders or (ii) if no annual meeting was held in the previous year or the date of the applicable annual meeting has been changed by more than 30 days from the date contemplated at the time of the previous year's proxy statement, not less than a reasonable time, as determined by the Board of Directors, prior to the date of the applicable annual meeting. The Bylaws also specify certain requirements pertaining to the form and substance of a stockholder's notice. These provisions may preclude some stockholders from making nominations for directors at an annual or special meeting or from bringing other matters before the stockholders at a meeting.

Class B Common Stock.   The superior voting rights of the Class B Common Stock might discourage unsolicited merger proposals and unfriendly tender offers.

No Action by Written Consent of the Stockholders.   The Certificate does not allow the stockholders of the Company to take action by written consent in lieu of a meeting.

Delaware Takeover Statute.   The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"). Section 203 prohibits a Delaware corporation from engaging in any "business combination' with any "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon the consummation of the transaction which resulted in the stockholder becoming an interested stockholder owned at least 85% of the voting stock of the corporation, as defined in Section 203 of the DGCL; or (iii) at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 % of the outstanding voting stock which is not owned by the interested stockholder. For these purposes, the term "business combination' includes but is not limited to mergers, asset or stock sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or, within the prior three years, did own) 15% or more of the corporation's voting stock.

Limitation on Liability. The Company's Certificate contains a provision that is designed to limit the directors' liability to the extent permitted by the DGCL and any amendments thereto. Specifically, directors will not be held liable to the Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of (i) a breach of the duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Company's stock under Section 174 of the DGCL, or (iv) actions or omissions pursuant to which the director received an improper personal benefit. The principal effect of the limitation on liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Company's Certificate does not eliminate its directors' duty of care. The inclusion of this provision in the Company's Certificate may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

Indemnification. The Company's Bylaws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company is generally required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or acted in good faith and in what was reasonably believed to be a lawful manner in the Company's best interest.

Certificate Provision Relating to Corporate Opportunities. The Certificate provides that except as Nationwide Mutual (or its successors or assigns) may otherwise agree in writing and except as set forth in the Intercompany Agreement among Nationwide Mutual, Nationwide Corp. and the Company (the "Intercompany Agreement"):

> (i) no member of the Nationwide Insurance Enterprise shall have a duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company; and

> (ii) no member of the Nationwide Insurance Enterprise, nor any director, officer, employee or agent or any member of Nationwide Mutual (except as provided below), will be liable to the Company or to its stockholders for breach of any fiduciary duty by reason of any such activities of such member's or of such person's participation thereon.

The Certificate also provides that if in the event any member of the Nationwide Insurance Enterprise (other than the Company) acquires knowledge of a potential transaction or matter which may be a corporate opportunity both for a member of the Nationwide Insurance Enterprise and the Company, no member of the Nationwide Insurance Enterprise shall have any duty to communicate or offer such corporate opportunity to the Company nor shall any such member be liable to the Company or its stockholders for breach of any fiduciary duty as a stockholder of the Company or controlling person of a stockholder by reason of the fact that any such member of the Nationwide Insurance Enterprise pursues or acquires such opportunity for itself, directs such corporate opportunity to another person or entity or does not communicate information regarding, or offer such corporate opportunity to the Company.

Further, the Certificate provides that in the event that a director, officer, employee or agent of the Company who is also a director, officer, employee or agent of any member of the Nationwide Insurance Enterprise acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company or any member of the Nationwide Insurance Enterprise (whether such potential transaction or matter is proposed by a third party or is conceived of by such director, officer, employee or agent of the Company), such director, officer, employee or agent shall be entitled to offer such corporate opportunity to the Company or such member of the Nationwide Insurance Enterprise as such director, officer, employee or agent deems appropriate under the circumstances in his or her sole discretion, and no such director, officer or agent shall be liable to the Company or its stockholders for breach of any fiduciary duty or duty of loyalty or failure to act in (or not opposed to) the best interests of the Company or the derivation of any improper personal benefit by reason of the fact that (i) such director, officer, employee or agent offered such corporate opportunity to such member of the Nationwide Insurance Enterprise (rather than the Company) or did not communicate information regarding such corporate opportunity to the Company or (ii) such member of the Nationwide Insurance Enterprise pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to the Company. The enforceability of the provisions discussed above under the DGCL has not been established and counsel to the Company has not delivered an opinion as to the enforceability of such provisions. These provisions of the Certificate may eliminate certain rights that might have been available to stockholders under the DGCL had such provisions not been included in the Certificate.

The Company's Board of Directors currently consists of 11 members, 7 of whom serve concurrently on the boards of directors of other companies within the Nationwide Insurance Enterprise. In addition, a significant number of officers of the Company will also be officers of other companies within the Nationwide Insurance Enterprise.

The foregoing provisions of the Certificate shall expire on the date that the members of the Nationwide Insurance Enterprise cease to beneficially own (directly or indirectly) in the aggregate Common Stock representing at least 50% of the voting power of the outstanding shares of Common Stock.

DESCRIPTION OF DEPOSITARY SHARES

The description set forth below and in any Prospectus Supplement of certain provisions of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts summarizes the material terms of the Deposit Agreement and of the Depositary Shares and Depositary Receipts, and is qualified in its entirety by reference to, the form of Deposit Agreement and form of Depositary Receipts relating to each series of the Preferred Stock.

General

The Company may, at its option, elect to have shares of Preferred Stock be represented by Depositary Shares. The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate deposit agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company (the "Preferred Stock Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Preferred Stock Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, proportionately, to all the rights, preferences and privileges of the Preferred Stock represented thereby (including dividend, voting, redemption, conversion, exchange and liquidation rights).

The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement, each of which will represent the applicable interest in a number of shares of a particular series of the Preferred Stock described in the applicable Prospectus Supplement.

A holder of Depositary Shares will be entitled to receive the shares of Preferred Stock (but only in whole shares of Preferred Stock) underlying such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the whole number of shares of Preferred Stock to be withdrawn, the Depositary will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares.

Dividends and Other Distributions

The Preferred Stock Depositary will distribute all cash dividends or other cash distributions in respect to the Preferred Stock to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders.

In the event of a distribution other than in cash in respect to the Preferred Stock, the Preferred Stock Depositary will distribute property received by it to the record holders of Depositary Receipts in proportion, insofar as possible, to the number of Depositary Shares owned by such holders, unless the Preferred Stock Depositary determines that it is not feasible to make such distribution, in which case the Preferred Stock Depositary may, with the approval of the Company, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including sale (at public or private sale) of such property and distribution of the net proceeds from such sale to such holders.

The amount so distributed in any of the foregoing cases will be reduced by any amount required to be withheld by the Company or the Preferred Stock Depositary on account of taxes.

Conversion and Exchange

If any Preferred Stock underlying the Depositary Shares is subject to provisions relating to its conversion or exchange as set forth in the Prospectus Supplement relating thereto, each record holder of Depositary Shares will have the right or obligation to convert or exchange such Depositary Shares pursuant to the terms thereof.

Redemption of Depositary Shares

If Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Preferred Stock Depositary resulting from the redemption, in whole or in part, of the Preferred Stock held by the Preferred Stock Depositary. The redemption price per Depositary Share will be equal to the aggregate redemption price payable with respect to the number of shares of Preferred Stock underlying the Depositary Shares. Whenever the Company redeems Preferred Stock from the Preferred Stock Depositary, the Preferred Stock Depositary will redeem as of the same redemption date a proportionate number of Depositary Shares representing the shares of Preferred Stock that were redeemed. If less than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Company.

After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the redemption price upon such redemption. Any funds deposited by the Company with the Preferred Stock Depositary for any Depositary Shares which the holders thereof fail to redeem shall be returned to the Company after a period of two years from the date such funds are so deposited.

Voting

Upon receipt of notice of any meeting at which the holders of any shares of Preferred Stock underlying the Depositary Shares are entitled to vote, the Preferred Stock Depositary will mail the information contained in such notice to the record holders of the Depositary Receipts. Each record holder of such Depositary Receipts on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Preferred Stock Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such holder's Depositary Shares. The Preferred Stock Depositary will endeavor, insofar as practicable, to vote the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all reasonable action which may be deemed necessary by the Preferred Stock Depositary in order to enable the Preferred Stock Depositary to do so. The Preferred Stock Depositary will abstain from voting the Preferred Stock to the extent it does not receive specific written instructions from holders of Depositary Receipts representing such Preferred Stock.

Record Date

Whenever (i) any cash dividend or other cash distribution shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the Preferred Stock, or (ii) the Preferred Stock Depositary shall receive notice of any meeting at which holders of Preferred Stock are entitled to vote or of which holders of Preferred Stock are entitled to notice, or of the mandatory conversion of or any election on the part of the Company to call for the redemption of any Preferred Stock, the Preferred Stock Depositary shall in each such instance fix a record date (which shall be the same as the record date for the Preferred Stock) for the determination of the holders of Depositary Receipts (x) who shall be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof or (y) who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting or of such redemption or conversion, subject to the provisions of the Deposit Agreement.

Amendment and Termination of the Deposit Agreement

The form of Depositary Receipt and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Preferred Stock Depositary. However, any amendment which imposes or increases any fees, taxes or other charges payable by the holders of Depositary Receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under "Charges of Preferred Stock Depositary"), or which otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 90 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts.

Whenever so directed by the Company, the Preferred Stock Depositary will terminate the Deposit Agreement by mailing notice of such termination to the record holders of all Depositary Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Preferred Stock Depositary may likewise terminate the Deposit Agreement if at any time 45 days shall have expired after the Preferred Stock Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment. If any Depositary Receipts remain outstanding after the date of termination, the Preferred Stock Depositary thereafter will discontinue the transfer of Depositary Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices (other than notice of such termination) or perform any further acts under the Deposit Agreement except as provided below and except that the Preferred Stock Depositary will continue (i) to collect dividends on the Preferred Stock and any other distributions with respect thereto and (ii) to deliver the Preferred Stock together with such dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for Depositary Receipts surrendered. At any time after the expiration of two years from the date of termination, the Preferred Stock Depositary may sell the Preferred Stock then held by it at public or private sales, at such place or places and upon such terms as it deems proper and may thereafter hold the net proceeds of any such sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of Depositary Receipts which have not been surrendered.

Charges of Preferred Stock Depositary

The Company will pay all charges of the Preferred Stock Depositary including charges in connection with the initial deposit of the Preferred Stock, the initial issuance of the Depositary Receipts, the distribution of information to the holders of Depositary Receipts with respect to matters on which Preferred Stock is entitled to vote, withdrawals of the Preferred Stock by the holders of Depositary Receipts or redemption or conversion of the Preferred Stock, except for taxes (including transfer taxes, if any) and other governmental charges and such other charges as are expressly provided in the Deposit Agreement to be at the expense of holders of Depositary Receipts or persons depositing Preferred Stock.

Miscellaneous

The Preferred Stock Depositary will make available for inspection by holders of Depositary Receipts at its corporate office and its New York office, all reports and communications from the Company which are delivered to the Preferred Stock Depositary as the holder of Preferred Stock.

Neither the Preferred Stock Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Preferred Stock Depositary under the Deposit Agreement are limited to performing its duties thereunder without negligence or bad faith. The obligations of the Company under the Deposit Agreement are limited to performing its duties thereunder in good faith. Neither the Company nor the Preferred Stock Depositary is obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. The Company and the Preferred Stock Depositary are entitled to rely upon advice of or information from counsel, accountants or other persons believed to be competent and on documents believed to be genuine.

The Preferred Stock Depositary may resign at any time or be removed by the Company, effective upon the acceptance by its successor of its appointment; provided, that if a successor Preferred Stock Depositary has not been appointed or accepted such appointment within 45 days after the Preferred Stock Depositary has delivered a notice of election to resign to the Company, the Preferred Stock Depositary may terminate the Deposit Agreement. See "—Amendment and Termination of Deposit Agreement" above.

DESCRIPTION OF THE TRUST PREFERRED SECURITIES

Each of the Nationwide Trusts may issue, from time to time, only one series of Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Declaration of each of the Nationwide Trusts authorizes the Regular Trustees of each such Nationwide Trust to issue on behalf of each such Nationwide Trust one series of Preferred Securities. Each Declaration will be qualified as an indenture under the Trust Indenture Act. The Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the related Declaration or made part of such Declaration by the Trust Indenture Act or the Business Trust Act. Reference is made to any Prospectus Supplement relating to the Preferred Securities of each of the Nationwide Trusts for specific terms, including (i) the specific designation of such Preferred Securities, (ii) the number of Preferred Securities issued by each such Nationwide Trust, (iii) the annual distribution rate (or method of calculation thereof) for Preferred Securities issued by each such Nationwide Trust, the date or dates upon which such distributions shall be payable and the record date or dates for the payment of such distributions, (iv) whether distributions on Preferred Securities issued by each such Nationwide Trust shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Preferred Securities issued by each such Nationwide Trust shall be cumulative, (v) the amount or amounts which shall be paid out of the assets of each such Nationwide Trust to the holders of Preferred Securities of each such Nationwide Trust upon voluntary or involuntary dissolution, winding-up or termination of each such Nationwide Trust, (vi) the obligation or right, if any, of each such Nationwide Trust to purchase or redeem Preferred Securities issued by each such Nationwide Trust and the price or prices at which, the period or periods within which and the terms and conditions upon which Preferred Securities issued by each such Nationwide Trust shall or may be purchased or redeemed, in whole or in part, pursuant to such obligation or right, (vii) the voting rights, if any, of Preferred Securities issued by each such Nationwide Trust in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities, or of Preferred Securities issued by one or more Nationwide Trusts, or of both, as a condition to specified actions or amendments to the Declaration of each such Nationwide Trust, (viii) the terms and conditions, if any, upon which Preferred Securities issued by such Nationwide Trust may be converted into Class A Common Stock of the Company, including the conversion price per share and the circumstances, if any, under which such conversion right will expire, (ix) the terms and conditions, if any, upon which the Subordinated Debt Securities purchased by such Nationwide Trust may be distributed to holders of Trust Preferred Securities, (x) if applicable, any securities exchange upon which the Preferred Securities shall be listed, and (xi) any other relevant rights, preferences, privileges, limitations or restrictions of Preferred Securities issued by each such Nationwide Trust consistent with the Declaration of each such Nationwide Trust or with applicable law. All Preferred Securities offered hereby will be guaranteed by the Company as and to the extent set forth below under "Description of the Preferred Securities Guarantees." Certain United States federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

In connection with the issuance of Preferred Securities, each of the Nationwide Trusts will issue one series of Common Securities. The Declaration of each of the Nationwide Trusts authorizes the Regular Trustees of each such trust to issue on behalf of each such Nationwide Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the Common Securities issued by each such Nationwide Trust will be substantially identical to the terms of the Preferred Securities issued by each such Nationwide Trust and the Common Securities will rank pari passu, and payments will be made thereon on a pro rata basis with the Preferred Securities except that if a Declaration Event of Default occurs and is continuing, the rights of the holders of such Common Securities to payments in respect of distributions and payments upon liquidation, redemption and maturity will be subordinated to the rights of the holders of such Preferred Securities. Except in certain limited circumstances, the Common Securities issued by each of the Nationwide Trusts will also carry the right to vote and to appoint, remove or replace any of the Trustees of each such Nationwide Trust. All of the Common Securities of each of the Nationwide Trusts will be directly or indirectly owned by the Company.

Potential Tax Law Changes

From time to time, the Clinton Administration has proposed certain tax law changes that would, among other things, generally deny interest deductions to a corporate issuer if the debt instrument has a term exceeding 15 years (earlier proposed tax law changes would have denied interest deductions if the debt instrument had a term exceeding 20 years) and is not reflected as indebtedness on such issuer's consolidated balance sheet. The term of any series of Subordinated Debentures that may be purchased by a Nationwide Trust with proceeds from the offering of Trust Securities may vary and may exceed 15 years. The Company cannot predict what effect, if any, a proposal of the sort discussed above will have on any series of Subordinated Debentures held by to a Nationwide Trust; however, if any such proposal were to become effective retroactively, the Company would be precluded from deducting interest paid on such series of Subordinated Debentures which might give rise to a mandatory redemption of the Preferred Securities of the applicable Nationwide Trust.

DESCRIPTION OF THE PREFERRED SECURITIES GUARANTEES

Set forth below is a summary of information concerning the Preferred Securities Guarantees that will be executed and delivered by the Company for the benefit of the holders from time to time of Preferred Securities of each of the Nationwide Trusts. Each Preferred Security Guarantee will be separately qualified under the Trust Indenture Act and will be held by Wilmington Trust Company, acting in its capacity as indenture trustee with respect thereto, for the benefit of holders of the Preferred Securities of the applicable Nationwide Trust. The terms of each Preferred Securities Guarantee will be those set forth in such Preferred Securities Guarantee and those made part of such Guarantee by the Trust Indenture Act. This description summarizes the material terms of each of the Preferred Securities Guarantees and is qualified in its entirety by reference to, the form of Preferred Securities Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act.

General

Pursuant to each Preferred Securities Guarantee, the Company will irrevocably agree, to the extent set forth herein, to pay in full on a subordinated basis, to the holder of the Preferred Securities issued by a Nationwide Trust, the Guarantee Payments (as defined herein), as and when due, regardless of any defense, right of set off or counterclaim that such Nationwide Trust may have or assert. The following payments with respect to the Preferred Securities issued by a Nationwide Trust, to the extent not paid by or on behalf of such Nationwide Trust (the "Guarantee Payments"), will be subject to the applicable Preferred Securities Guarantee (without duplication): (i) any accrued and unpaid distributions which are required to be paid on the Preferred Securities to the extent of funds held by such Nationwide Trust, (ii) the amount payable upon redemption of the Preferred Securities, to the extent of funds held by such Nationwide Trust, with respect to any Preferred Securities called for redemption by such Nationwide Trust and (iii) upon a Liquidation (other than in connection with the distribution of Subordinated Debentures to the holders of the Preferred Securities of such Nationwide Trust in exchange for Preferred Securities as provided in the applicable Declaration), the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on the Preferred Securities to the date of payment, to the extent of funds held by such Nationwide Trust, and (b) the amount of assets of such Nationwide Trust remaining available for distribution to holders of Preferred Securities upon the Liquidation. The Company's obligation to make any Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of such Preferred Securities or by causing such Trust to pay such amounts to such holders.

Because each of the Guarantees is a guarantee of payment and not of collection, holders of Preferred Securities of a Nationwide Trust may proceed directly against the Company as guarantor, rather than having to proceed against such Trust before attempting to collect from the Company, and the Company waives any right or remedy to require that any action be brought against a Nationwide Trust or any other person or entity before proceeding against the Company. Such obligations will not be discharged except by payment of the Guarantee Payments in full.

If the Company fails to make interest payments on the Subordinated Debentures or pay amounts payable upon the redemption, acceleration or maturity of the Subordinated Debentures, each of the Nationwide Trusts will have insufficient funds to pay distributions on or to pay amounts payable upon the redemption or repayment of such Preferred Securities. Each of the Guarantees does not cover payment of distributions or the amount payable upon redemption or repayment in respect of Preferred Securities when a Nationwide Trust does not have sufficient funds to pay such distributions or such amount. The Company has through each of the Guarantees, and certain back-up obligations, consisting of obligations of the Company to provide certain indemnities in respect of, and pay and be responsible for, certain expenses, costs, liabilities and debts of each of the Trusts as set forth in the applicable Declaration, Indenture and Subordinated Debentures, taken together, fully and unconditionally guaranteed all of each of the Trust's obligations under the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes any such guarantee. It is only the combined operation of these documents that has the effect of providing full and unconditional guarantees of each of the Trust's obligations under the Preferred Securities.

Certain Covenants of the Company

In each of the Guarantees, the Company will covenant that so long as any Preferred Securities remain outstanding, if at such time (i) the Company has exercised its option to defer interest payments on the Subordinated Debentures and such deferral is continuing, (ii) the Company shall be in default with respect to its payment or other obligations under each of the Guarantees or (iii) there shall have occurred any event that, with the giving of notice or the lapse of time or both, would constitute an Event of Default under the applicable Indenture, then the Company (a) shall not declare or pay dividends on, make distributions with respect to, or redeem, purchase or acquire, or make a liquidation payment with respect to any of its Preferred Stock (other than stock dividends paid by the Company which consist of the stock of the same class as that on which the dividend is being paid), (b) shall not make any payment of interest, principal or premium, if any, on or repay, repurchase or redeem any debt securities issued by the Company that rank pari passu with or junior to the Subordinated Debentures, and (c) shall not make any guarantee payments with respect to the foregoing (other than pursuant to the Guarantee).

Amendments and Assignment

Except with respect to any changes which do not adversely affect the rights of holders of Preferred Securities of a Nationwide Trust (in which case no consent of the holders of such Preferred Securities will be required), the applicable Guarantee may be amended only with the prior approval of the holders not less than 66⅔% in aggregate stated liquidation amount of the outstanding Preferred Securities. The manner of obtaining any such approval of holders of such Preferred Securities will be as set forth in the Prospectus Supplement. All guarantees and agreements contained in each of the Guarantees shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of such Preferred Securities then outstanding.

Termination of the Guarantees

Each of the Guarantees will terminate and be of no further force and effect as to the Preferred Securities issued by the applicable Nationwide Trust upon (i) full payment of the applicable Redemption Price of each Preferred Security of such Nationwide Trust, (ii) the distribution of the Subordinated Debentures to all holders of the Preferred Securities of such Nationwide Trust, or (iii) full payment of the amounts payable upon a Liquidation of such Nationwide Trust. Each of the Guarantees will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities of the applicable Nationwide Trust must restore payment of any sums paid under such Preferred Securities or such Guarantee.

Status of the Guarantees; Subordination

Each of the Guarantees will constitute an unsecured obligation of the Company and will rank (i) subordinate and junior in right of payment to all liabilities of the Company, except any liabilities that may be made pari passu expressly by their terms, (ii) pari passu with the most senior preferred or preference stock now or hereafter issued by the Company and with any guarantee now or hereafter entered into by the Company in respect of any preferred or preference stock or preferred securities of any affiliate of the Company and (iii) senior to the Common Stock. Upon the bankruptcy, liquidation or winding up of the Company, its obligations under each of the Guarantees will rank junior to all its other liabilities (except as aforesaid) and, therefore, funds may not be available for payment under the Guarantees.

The Declaration provides that each holder of Preferred Securities by acceptance thereof agrees to the subordination provisions and other terms of the applicable Guarantee.

Information Concerning the Guarantee Trustee

The Guarantee Trustee, prior to the occurrence of a default under the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after such a default, shall exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to such provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of Preferred Securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby.

Governing Law

The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

The Company and/or a Nationwide Trust may sell the Securities directly or through agents, underwriters or dealers.

Offers to purchase Offered Securities may be solicited by agents designated by the Company and/or a Nationwide Trust from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or a Nationwide Trust to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. The Company and/or a Nationwide Trust may also sell Offered Securities to an agent as principal. Agents may be entitled to, under agreements which may be entered into with the Company and/or a Nationwide Trust, indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

If any underwriters are utilized in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company and/or a Nationwide Trust will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company and/or a Nationwide Trust will sell such Offered Securities to the dealer, as principal. The dealer may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

Offered Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("marketing firms"), acting as principals for their own accounts or as agents for the Company and/or a Nationwide Trust. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and/or a Nationwide Trust and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Offered Securities remarketing thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company and/or a Nationwide Trust to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

If so indicated in the Prospectus Supplement, the Company and/or a Nationwide Trust will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

LEGAL MATTERS

Unless otherwise indicated in the applicable Prospectus Supplement, the validity of the Offered Securities of Nationwide Financial Services, Inc. will be passed upon for the Company by LeBoeuf, Lamb, Greene & MacRae, L.L.P., New York, New York, special counsel to the Company and the Nationwide Trusts. Unless otherwise indicated in a Prospectus Supplement certain matters of Delaware law relating to the validity of the Preferred Securities of a Nationwide Trust will be passed upon for the Nationwide Trusts by Richards, Layton & Finger, P.A., Wilmington, Delaware, special Delaware counsel to the Nationwide Trusts. LeBoeuf, Lamb, Greene & MacRae, L.L.P. will rely as to matters of Delaware law on Richards, Layton & Finger, P.A.

EXPERTS

The consolidated financial statements and financial statement schedules of the Company and its subsidiaries incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in this Prospectus in reliance upon such reports and upon the authority of said firm as experts in accounting and auditing.

ERISA MATTERS

THE COMPANY AND CERTAIN AFFILIATES OF THE COMPANY MAY EACH BE CONSIDERED A "PARTY IN INTEREST" WITHIN THE MEANING OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), OR A "DISQUALIFIED PERSON" WITHIN THE MEANING OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") WITH RESPECT TO MANY EMPLOYEE BENEFIT PLANS. PROHIBITED TRANSACTIONS WITHIN THE MEANING OF ERISA OR THE CODE MAY ARISE, FOR EXAMPLE, IF THE OFFERED SECURITIES ARE ACQUIRED BY A PENSION OR OTHER EMPLOYEE BENEFIT PLAN WITH RESPECT TO WHICH THE COMPANY OR ANY OF ITS AFFILIATES IS A SERVICE PROVIDER (OR OTHERWISE IS A "PARTY IN INTEREST" OR A "DISQUALIFIED PERSON"), UNLESS SUCH OFFERED SECURITIES ARE ACQUIRED PURSUANT TO AN EXEMPTION FOR TRANSACTIONS EFFECTED ON BEHALF OF SUCH PLAN BY A "QUALIFIED PROFESSIONAL ASSET MANAGER" OR PURSUANT TO ANY OTHER AVAILABLE EXEMPTION. ANY SUCH PENSION OR EMPLOYEE BENEFIT PLAN PROPOSING TO INVEST IN THE OFFERED SECURITIES SHOULD CONSULT WITH ITS LEGAL COUNSEL.

$300,000,000



Nationwide Financial Services, Inc.

5.90% Senior Notes due 2012

PROSPECTUS SUPPLEMENT

Banc One Capital Markets, Inc.

Merrill Lynch & Co.

ABN AMRO Incorporated

A.G. Edwards & Sons, Inc.

Salomon Smith Barney

June 19, 2002